UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
25 February 2026
Commission File Number 1-10691
DIAGEO plc
(Translation of registrant’s name into English)
16 Great Marlborough Street, London W1F 7HS, England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on
Form F-3 (File No. 333-269929) and registration statements on Form S-8 (File Nos. 333-286502, 333-223071, 333-206290,
333-169934, 333-162490, 333-153481, and 333-182315) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION
Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.
PRESENTATION OF FINANCIAL INFORMATION
The unaudited condensed consolidated interim financial statements starting on page F-1 have been prepared in accordance with
UK adopted International Accounting Standard 34 ‘Interim Financial Reporting’, IAS 34 ‘Interim Financial Reporting’ as
issued by the International Accounting Standards Board (‘IASB’) and The Disclosure Guidance and Transparency Rules
sourcebook of the UK’s Financial Conduct Authority. These financial statements should be read in conjunction with the company’s published consolidated financial statements for the year ended 30 June 2025, which were prepared in accordance with IFRS® Accounting Standards adopted by the UK and IFRS Accounting Standards issued by IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS Accounting Standards as adopted by the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB, but the differences have no impact on the group’s consolidated financial statements for the periods presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise.
In preparing these condensed consolidated interim financial statements, the significant judgements made by management when applying the group’s accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2025, with the exception of changes in estimates disclosed in note 3 Exceptional items and note 13 Contingent liabilities and legal proceedings. These condensed consolidated interim financial statements were approved for issue on 25 February 2026.
The financial statements for Diageo plc for the year ending 30 June 2026 will be prepared in accordance with IFRS Accounting
Standards as adopted by the UK and IFRS Accounting Standards as issued by the IASB, including interpretations issued by the
IFRS Interpretations Committee.
The business review and financial information included in this document for the six months ended 31 December 2025 and 31
December 2024 have been derived from the Diageo interim condensed consolidated financial information.

The principal executive office of the company is located at 16 Great Marlborough Street, London W1F 7HS, England and its
telephone number is +44 (0) 20 7947 9100.
MARKET DATA
The market data and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as “’will”, “anticipates”,
“should”, “could”, “would”, “targets”, “aims”, “may”, “expects”, “intends” or similar expressions or statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo’s fiscal 26 outlook, ambitions relating to free cash flow and improved operating leverage, Diageo’s Accelerate programme, the impact of changes in interest or exchange rates, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, potential tariffs and Diageo’s ability to mitigate the impact of tariffs, expected cash payments, future inventory levels, future TBA market share ambitions and any other statements relating to Diageo’s performance for the year ending 30 June 2026 or thereafter.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates, including elevated geopolitical instability and macro-economic events that may affect Diageo’s customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no-alcohol products, THC and hemp-based THC beverages, increased use of GLP-1 medications and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation; (x) Diageo’s ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales; (xiii) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/
or interest rates; (xv) Diageo’s ability to successfully execute its strategic business transformation projects; (xvi) Diageo’s ability to derive the expected benefits from its business strategies, in relation to expansion in emerging markets, acquisitions, investments in joint ventures, productivity initiatives or inventory forecasting; (xvii) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo’s products and consolidations by competitors and retailers; (xviii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xix) movements in the value of the assets and liabilities related to Diageo’s pension plans; (xx) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxi) any failure by Diageo to protect its intellectual property rights.
All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US
Securities and Exchange Commission (SEC), including in our Annual Report for the year ended 30 June 2025 and in our
Annual Report on Form 20-F for the year ended 30 June 2025.
Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.
This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2026.

CAPITALISATION AND INDEBTEDNESS
The following table sets out on an IFRS basis the unaudited capitalisation and indebtedness and the unaudited cash and cash equivalents of Diageo as at 31 December 2025.

31 December 2025
$ million
Indebtedness
Short-term borrowings and bank overdrafts	3,303
Long-term borrowings	20,209
Lease liabilities	687
Total indebtedness	24,199
Capitalisation
Share capital	887
Share premium	1,703
Capital redemption reserve	4,082
Hedging and exchange reserve	(3,764)
Own shares	(2,212)
Other retained earnings	10,905
Equity attributable to the equity shareholders of the parent company	11,601
Non-controlling interests	2,093
Total equity	13,694
Total capitalisation and indebtedness	37,893
Cash and cash equivalents	2,209
Notes
(1)At 31 December 2025, 2,432 million ordinary shares of 28 101/108 pence each were issued, all of which were fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.
(2)There have been no material changes to performance guarantees or indemnities in respect of liabilities of third parties from those reported in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2025.
(3)At 31 December 2025, none of the group’s net borrowings were secured on assets of the group.
(4)An interim dividend of 20.00 cents per share will be paid to holders of ordinary shares and ADRs on the register as of
17 April 2026.
(5)Other than those disclosed above, there has been no material change since 31 December 2025 in the group’s net borrowings, performance guarantees, indemnities and capitalisation.

BUSINESS REVIEW
INFORMATION PRESENTED
Diageo is one of the world’s leading premium drinks businesses and operates on an international scale selling many types of beverage alcohol. It is one of a small number of premium drinks companies that operate globally across spirits and beer.
The following discussion is based on Diageo’s results for the six months ended 31 December 2025 compared with the six months ended 31 December 2024.
This section contains certain non-GAAP measures, including organic movements, growth on a constant basis, organic growth, free cash flow, adjusted net borrowings to adjusted EBITDA and tax rate before exceptional items. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein. Organic movements and organic operating profit presented in this section are before exceptional items. Share, unless otherwise stated, refers to value share. See ‘Definitions and reconciliations of non-GAAP measures to GAAP measures’ for an explanation of non-GAAP measures on pages 32 to 42.

OPERATING RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 COMPARED WITH THE SIX
MONTHS ENDED 31 DECEMBER 2024
Financial highlights

	Reported results			Adjusted results(1)
	F26 H1	vs F25 H1		F26 H1	vs F25 H1
Net sales	$10,460m	(4.0)%	Organic net sales movement	$(295)m	(2.8)%(2)
Operating profit	$3,116m	(1.2)%	Operating profit before exceptional items	$3,256m	(2.8)%(2)
Operating profit margin	29.8%	85bps	Operating profit margin before exceptional items	31.1%	1bps(2)
Net profit	$2,110m	1.7%
Basic earnings per share	89.7c	3.0%	Basic earnings per share before exceptional items	95.3c	(2.5)%
Net cash flow from operating activities	$2,123m	$(202)m	Free cash flow	$1,532m	$(164)m
Growth in Europe, LAC and Africa offset by weakness in North America and China
•Reported net sales of $10.5 billion declined 4.0% due to organic net sales decline and the negative impact of disposals.
•Organic net sales declined 2.8%, driven by organic volume down 0.9% and negative price/mix of 1.9%. Strong organic net sales growth in Europe, Latin America and Caribbean (LAC) and Africa was more than offset by softer performance in
North America given pressure on disposable income impacting US Spirits, and the adverse impact of Chinese white spirits
(CWS) in Asia Pacific.
•Negative price/mix primarily as a result of adverse mix due to US Spirits performance and weaker results in CWS.
•Excluding CWS, organic net sales for the group would have been c.2% higher; with volume down c.0.5% and price/mix broadly flat.
Operating profit decline mainly from adverse mix and tariffs, partially offset by efficiencies in A&P investment
•Reported operating profit declined 1.2% due to organic operating profit decline and lower exceptional operating charges.
Reported operating profit margin grew 85bps, primarily due to the positive impact of disposals.
•Organic operating profit declined by 2.8%; organic operating profit margin was broadly flat, mainly due to adverse market mix and tariff costs offset by lower marketing investment given efficiencies.
•EPS pre-exceptionals was 95.3 cents, down 2.5%.
Continued focus on cash flow and increased commitment to reduce leverage and increase financial flexibility, dividend rebased
•Net cash flow from operating activities decreased by $202 million to $2.1 billion. Free cash flow decreased by $164 million to $1.5 billion.
•Net debt as at 31 December 2025 was $21.7 billion.
•In December 2025, Diageo announced an agreement to sell its shareholding in East African Breweries plc and its shareholding in the Kenyan spirits business, to Asahi Group Holdings, Ltd. Estimated net proceeds after tax and transaction costs of $2.3 billion imply a 17x EBITDA multiple. This is expected to complete in H2 calendar year 2026 and to reduce net debt to adjusted EBITDA(3) by c.0.25x.
•Ongoing strategic review by United Spirits Limited (USL) of ownership of Royal Challengers Bengaluru (RCB) cricket team well advanced.
•Declared interim dividend of 20 cents. Committed to growing shareholder distributions over time and targeting a 30-50%
payout policy going forward, with a minimum floor set for the dividend of 50 cents per annum.
Accelerate savings progressing well, fiscal 26 guidance updated
•Cost savings programme progressing well with c.50% Accelerate savings now expected in fiscal 26; savings in the first half driven by supply chain agility and related cost savings, A&P efficiencies and overhead savings.
•For fiscal 26, given further weakness through the first half in the US we have updated both organic net sales and operating profit growth guidance. We have reiterated free cash flow guidance of $3 billion.
(1)See pages 32-42 for an explanation and reconciliation of non-GAAP measures.
(2)Represents organic movement.
(3)Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).
See pages 32-42 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, EPS before exceptional items, adjusted net debt, adjusted EBITDA and tax rate before exceptional items. Unless otherwise stated, movements in results are for the six months ended 31 December 2025 compared to the six months ended 31 December 2024.

RECENT TRENDS
Sir Dave Lewis, Chief Executive of Diageo, commenting on the six months ended 31 December 2025 said:
Our performance in the first half of fiscal 26 was mixed. Strong performance in Europe, LAC and Africa, was offset by a weakening performance in NAM and continued weakness in Chinese white spirits in APAC. US Spirits performance reflected pressure on disposable income, and competitive pressure from more affordable alternatives addressing a more stretched consumer wallet.
Only several weeks in I can already see significant opportunities for Diageo to act more decisively to enhance its competitiveness and broaden the portfolio offering leading to higher growth. As we refine our new strategy to deliver stronger shareholder value, the immediate priorities for the team are clear:
– Build competitive category strategies, winning with relevant brands
– Customer, customer, customer
– Redesign of the Diageo operating framework to drive sustainable returns
To deliver on these opportunities, we need to create more financial flexibility. Accordingly, the Board has taken the difficult decision to reduce the dividend to a more appropriate level which will accelerate the strengthening of our balance sheet. We are confident that this is the right action which will ensure that Diageo can reinforce its position as the leading international spirits business and drive stronger shareholder value over the coming years.
I am encouraged by the depth of the passion and pride that our people have for our brands across the business. This will be invaluable given the significant work ahead.
Outlook
Outlook for fiscal 26
Organic net sales we have updated guidance for fiscal 26 and now expect organic net sales down 2-3% given further weakness in the US. This also includes the impact of Chinese white spirits.
Organic operating profit growth we now expect this to be flat to up low-single-digit. This reflects the revised net sales guidance due to the US, as well as Chinese white spirits and the impact of tariffs (as detailed on page 6). This also includes savings from the Accelerate programme.
Taxation - we expect the tax rate before exceptional items for fiscal 26 to be c.25% (fiscal 25: 24.9%).
Effective interest rate - we expect the effective interest rate for fiscal 26 to be c.4.0% (fiscal 25: 4.1%).
Capital expenditure - we expect capex at the lower end of the range of $1.2-1.3 billion (fiscal 25: $1.5 billion).
Free cash flow - we continue to expect free cash flow of $3 billion (fiscal 25: $2.7 billion). This includes exceptional cash costs related to the Accelerate programme. This does not include c.$100 million one-off impact which is expected to be included in working capital at the end of fiscal 26 related to inventory build ahead of the implementation of the group SAP S/4 HANA ERP system in early fiscal 27.
Performance update
Given the ongoing review of the business and analysis underway, led by our new CEO, including the work on the three priorities shared earlier in his quote, we will update the market later in the summer on the outcome of this and resulting evolution of the strategy.
Performance in fiscal 26 H1: North America and China weakness offsetting broader growth elsewhere
Trading conditions remained challenging in the first half of the year. We believe this was largely due to further macroeconomic and geopolitical uncertainty, and weak consumer confidence in key markets. Consequently, while spirits growth increased mid-
single-digit in LAC and Africa, and was flat in Europe, this was more than offset by weakness in North America and Asia
Pacific. In RTDs organic sales increased double-digit driven by strength in Smirnoff Ice. In beer, despite broader category pressure, we delivered high-single-digit growth. This was underpinned by strong Guinness growth.
Overall organic sales declined 2.8%, with strong growth in Europe, LAC and Africa more than offset by softer performance in
North America given weakness in US Spirits, and the impact of CWS in Asia Pacific. Organic profit declined 2.8% given pressure from CWS, later timing of Chinese New Year, and weakness in North America. Excluding the impact of CWS, overall organic net sales would have been c.2% higher; with volume down c.0.5% and price/mix broadly flat.

In the first half, Diageo grew or held total market share in c.30%(1) of markets measured by contribution to net sales. This result was largely a reflection of performance in the United States which saw a 9bps TBA share loss representing c.35% of the total net sales value in measured markets.
Extending portfolio reach and driving consumer appeal with innovation
We continue to work to drive growth across the portfolio, including increased brand and pack offerings at more accessible price points and recruitment of legal purchasing age (LPA) consumers across all age groups.
Scotch saw a return to growth, delivering volume and value growth, led by Johnnie Walker, Buchanan's and Black & White.
Johnnie Walker Red, Johnnie Walker Black, and Johnnie Walker Blue all delivered organic volume and net sales growth.
Johnnie Walker growth was ahead of the category driven by successful advertising, innovation, increased point of sale activation, and targeted competitive price adjustments. Türkiye, MENA, US Spirits and Brazil were standout markets
In tequila, weakness in North America, our largest region for tequila, more than offset at least mid-single-digit growth across all other regions. Don Julio and Casamigos, which both declined double-digit, reflected weakness in the top end of the category in the US as consumers downtraded. This more than offset double-digit growth in Astral, priced at a more accessible price point but from a significantly lower base.
In MENA, a new market established in 2024, we delivered organic net sales growth of 24.6% as we continue to effectively scale our luxury business, especially with Johnnie Walker.
In India, extension of formats with 180ml McDowell's and Royal Challenge, and new flavour innovations in Smirnoff successfully recruited new LPA consumers at scale.
We continue to view ready-to-drink (RTD) as key to recruitment, addressing consumer demand for both convenience at an accessible price point, and moderation. In the first half, our spirits RTD portfolio grew net sales 17% organically. Smirnoff
RTDs in the first half grew c.13% and gained share in four out of five regions, including North America.
In beer, Guinness delivered organic net sales growth of 10.9%, with growth in all regions apart from Asia Pacific, impacted by the changes in route- to-market in China and Australia. The new Littleconnell brewery will add meaningful capacity to support further geographic expansion, increase capacity for existing markets, and will accelerate Guinness 0.0 expansion. Additionally the recently opened Open Gate Brewery in London inaugurated by His Majesty King Charles III will support future brand growth engaging new and existing consumers.
Innovation continued to drive growth, with Crown Royal in the US again the largest contributor driven by Crown Royal
Blackberry and also Crown Royal Chocolate, a limited time offer (LTO) over the festive period. Johnnie Walker Black Ruby was also a standout performer, expanding into Asia Pacific and LAC, and with good performance in Global Travel, Türkiye,
Japan and Korea. In LAC, Don Julio Ceniza was launched in Mexico and Colombia with strong early consumer take up. In
Europe in Great Britain (GB), Baileys Terry's Chocolate Orange performed well, making it one of the strongest brand LTOs launched to date. In RTDs, Smirnoff Crush was successfully rolled out in GB and Ireland; and Johnnie Walker Black Ruby
RTD in Asia Pacific. Local flavour innovations in Kenya Cane supported growth in Africa spirits.
Optimising A&P; more targeted and driving efficiencies
Our A&P spend in the first half was $1,703 million (fiscal 25 H1: $1,896 million), with a reinvestment rate of 16.3% (fiscal 25
H1: 17.4%). The lower spend largely reflected lower net sales, efficiencies through Accelerate, mainly lower development costs, and savings from prioritising investment on higher growth opportunities. Development costs reduced to 15.1% in the first half (fiscal 25 H1: 17.4%), leveraging AI, Virtual Content Studios, and work by Diageo's Agile Brand Communities and
Conscious Create Councils, as well as media and customer A&P tools.
Specifically with Johnnie Walker, Conscious Create teams centrally produced content, and AI tools enabled market customisation and application at scale. Also, combined brand development funds across markets enabled a larger global new
‘Keep Walking’ campaign and a partnership with Grammy-award winning musical talent Sabrina Carpenter.
In Europe, our investment prioritisation tool Catalyst, drove sharper investment allocation, increasing investment on brands such as Guinness and Johnnie Walker, and Raki in Türkiye
In LAC, increased investment on growth drivers such as paid social media for RTDs in Brazil, supported good share growth, returns, and double-digit organic net sales growth.
As an official sponsor for the FIFA World Cup 2026 in North, Central and South America, with the Casamigos, Don Julio,
Smirnoff, Johnnie Walker and Buchanan's brands activation will step up from the second half in relevant markets.
(1) Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, State
Monopolies, TRAC, and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps and the descriptions applied of gaining, holding or losing share by Diageo or brands are based on estimated performance within that tolerance. Percentage represents percent of markets by total Diageo net sales contribution that have held or gained total trade share in the fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 91% of total Diageo net sales value for the six months ended 31 December 2025.

Addressing the moderation opportunity with 'low and no'
We continue to view moderation as a significant opportunity for Diageo, offering the opportunity to recruit consumers from outside spirits as well as address a consumer need and preference.
Our non-alcoholic portfolio organic net sales growth was c.14% in the first half led by Guinness 0.0 in Great Britain, Ireland and the US.  Additionally, Tanqueray 0.0 and Captain Morgan 0.0 delivered strong growth, with both up double-digit.
Accelerate savings on track and strengthening Diageo for the future
The Accelerate programme, announced in May 2025, is creating a stronger platform to optimise investment and is helping us allocate resources more effectively. It reflects our continued focus on cash flow alongside a heightened commitment to reducing leverage and increasing financial flexibility.
Accelerate savings are progressing well, and we now expect that c.50% of the $625 million savings will be delivered in fiscal
26, with higher savings expected in the second half. This includes savings from A&P efficiencies, reduced overheads, supply chain efficiencies and trade investment. In the first half we delivered c.40% of the expected fiscal 26 savings, mainly through supply chain agility and related cost savings, A&P efficiencies and overhead savings.
Dividend policy revision
The Board of Diageo has decided to reduce the dividend to a more appropriate level to accelerate the strengthening of the balance sheet and create more financial flexibility. This will also ensure that decisions made are taken for the long-term best interests of the company. The Board is targeting a 30-50% payout policy going forward which will enable Diageo to balance investment in the business with attractive shareholder returns through dividends and where appropriate share buybacks. The
Board has also set a minimum floor for the dividend of 50 cents per annum.
Commitment to deleveraging
On 17 December 2025 we announced an agreement to sell our 65% shareholding in East African Breweries plc and our shareholding in our Kenyan spirits business, to Asahi Group Holdings, Ltd, with estimated net proceeds after tax and transaction costs of $2.3 billion. The disposal is expected to delever our balance sheet by c.0.25x net debt to adjusted
EBITDA(1), and expected to complete in the second half of calendar year 2026.
Additionally, United Spirits Limited announced that it is undertaking a strategic review of its ownership of Royal Challengers
Bengaluru.
We do not intend to undertake future brand sales beyond the typical ongoing portfolio rationalisation consistent with our normal course of business going forward.
(1) Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).

Spirit of Progress
We continued to deliver against our ‘Spirit of Progress’ ESG action plan, which sets out the actions we are taking against our three core priorities: promoting positive drinking, pioneering grain to glass sustainability, and championing inclusion and diversity. In the first half of fiscal 26, we made progress on the following:
Promoting positive drinking
•In the US, launched the second year of ‘Take a Minute. Make a Plan’ partnership. Diageo, Mothers Against Drunk Driving, the NFL and Uber expanded their nationwide responsible drinking campaign. Last NFL season (August 2024 – February
2025), the campaign reached over 100 million unique LDA+ consumers in the US and drove over one million ride redemptions, discounted through a promo code, to prevent impaired driving.
•Unveiled the third year of our global responsible drinking campaign, 'The Magic of Moderate Drinking', partnering with award‑winning bartender Mr Lyan to promote inclusive hosting over the festive season. It went live across digital channels and iconic locations including Times Square in New York and Oxford Street in London. As part of the campaign, we launched a ‘Hosting Handbook’ packed with expert hosting tips.
•In the UK, DRINKiQ, our web-based platform which provides the facts, tools and support to help consumers make informed choices about their relationship with alcohol, and the UK Men’s Sheds Association launched 'Mission: Shoulder to
Shoulder'. This is a campaign focused on tackling men's mental health and loneliness by building 100 'buddy benches'
nationwide to foster social connection and support older men at increased risk of harmful drinking due to loneliness.
•In China, we launched DRINKiQ on WeChat, taking a more social-led and interactive approach to providing alcohol education to millions of consumers. The new format allows consumers to easily browse and share content, calculate their alcohol consumption and engage with our programmes, including 'Wrong Side of The Road' within the same app. More than
120,000 users have interacted with the platform since it went live in July 2025.
Pioneering grain to glass sustainability
•In November 2025, at COP30, we advocated for advancing global water stewardship, sharing the progress we made on improving water efficiency, expanding basin‑level collective action and scaling our water replenishment programmes in stressed areas.
•In November 2025, we announced an investment of up to £5 million over five years, to help restore up to 3,000 hectares of degraded peatland across Scotland. Through collective action with industry partners, Diageo will identify and co-fund projects that help to restore depleted peatlands, increase carbon storage, enhance biodiversity and improve water management in some of the country’s most iconic and fragile landscapes.
Champion inclusion and diversity
•In December 2025, we marked the International Day of Persons with Disabilities by spotlighting Guinness’s ‘Never Settle’
campaign in Ireland, which introduced touch‑based technology enabling visually impaired fans to fully experience Six
Nations Rugby matches and reflected the brand’s commitment to expanding accessible broadcasting across major sporting events.
•Diageo marked World Menopause Day by promoting its ‘Thriving Through Menopause’ guidelines, that are available across 45+ geographies, and offering awareness sessions, resources and support networks, such as Menopause Champions, to foster a more inclusive workplace culture.

Company updates
Portfolio optimisation
Disposals
•Completed the sale of Diageo's shareholding in Seychelles Breweries Limited to Phoenix Beverages Ltd. in July 2025.
•Completed the sale of Diageo's shareholding in Guinness Ghana Breweries PLC to Castel Group in July 2025.
•Completed the sale of Diageo Operations Italy S.p.A, inclusive of the Santa Vittoria production facility, to NewPrinces
S.p.A in September 2025.
•Completed the sale of Sheridan's to Casa Redondo in February 2026.
•Announced agreement to sell shareholding in East African Breweries PLC (“EABL”) and shareholding in Kenyan spirits business to Asahi Group Holdings, Ltd. in December 2025.
Appointment of Sir Dave Lewis as Chief Executive Officer
On 10 November 2025, it was announced that Sir Dave Lewis was to be appointed Chief Executive and Executive Director, effective on 1 January 2026.
Chief Financial Officer
As of 1 January 2026, Nik Jhangiani, who had assumed the role of Chief Executive on an interim basis since July 2025, resumed his Chief Financial Officer role.
Appointment of John Rishton as a Non-Executive Director
On 16 September 2025, it was announced that John Rishton was to be appointed as a Non-Executive Director, effective 1
November 2025.
Tariff update
Update on implications of tariff implementation and developments
Assuming that a 10% tariff remains on UK and 15% on European imports into the US, that Mexican and Canadian spirits imports into the US remain exempt under the United States - Mexico - Canada Agreement (USMCA), and that there are no other changes to tariffs, the unmitigated impact of these tariffs is estimated to remain c.$200 million on an annualised basis.
Given the actions to date to mitigate the impact and before any pricing, we continue to expect to mitigate around half of this impact on operating profit on an ongoing basis. Looking ahead, we will continue to work on measures to mitigate this impact further. Our long track record of managing international tariffs gives us confidence in our ability to navigate this successfully.
We note the recent ruling on tariff policy by the United States Supreme Court and the subsequent statements by the US
Administration, and also the potential for tariff increases in the future. We will continue to monitor developments. We have not updated our guidance for this at this time.
Dividend
The interim dividend of 20 cents per share (fiscal 25 H1 – 40.50 cents per share) will be paid to holders of ordinary shares and
US ADRs on register as of 17 April 2026. The ex-dividend date is 16 April 2026 for holders of ordinary shares and 17 April
2026 for holders of US ADRs. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 8 May 2026. The dividend per share in pence to be paid to ordinary shareholders will be announced on 21 May 2026 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three trading days preceding the sterling equivalent announcement of the final dividend. The interim dividend will be paid to both holders of ordinary shares and US ADRs on 4 June 2026. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 8 May
2026.
Foreign exchange guidance
We are not providing specific guidance in relation to foreign exchange for fiscal 26. However, using the hedged rates we already have in place and for all other exposures, the spot exchange rates at 31 December 2025 including $1=£0.74 and
$1=€0.85 and applying them to a representative income statement profile for fiscal 26, for the full fiscal year, we would see a favourable impact on net sales of approximately $100 million and for operating profit we would see a favourable exchange impact of approximately $50 million. The above spot rates, currency hedges and assumptions reflect a point in time. Thus, it is reasonable to expect spot rates to fluctuate, especially for emerging markets currencies.
Notes to the business and financial review
Unless otherwise stated:
•movements in results are for the six months ended 31 December 2025 compared to the six months ended 31 December
2024;
•commentary below refers to organic movements unless stated as reported;
•volume is in millions of equivalent units (EUm);
•net sales are sales after deducting excise duties;
•percentage movements are organic movements unless stated as reported;
•growth is organic net sales movement;
•price/mix is in percentage points (pps); and
•market share refers to value share, except for India which is volume share.
See pages 32-42 for an explanation of the calculation and use of non-GAAP measures.

Region review
Reported results by region

		North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate	Diageo
Volume	EUm	24.3	27.1	40.6	12.4	17.3	—	121.7
Net sales	$ million	3,790	2,760	1,835	1,116	873	86	10,460
Marketing	$ million	724	447	275	162	85	10	1,703
Operating profit before exceptional items	$ million	1,392	878	522	377	222	(135)	3,256
Operating profit	$ million	1,350	789	515	376	221	(135)	3,116
Reported growth by region

		North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate	Diageo
Volume	%	(4.3)	(1.8)	(1.2)	(0.8)	5.5	—	(1.1)
Net sales	%	(7.4)	4.9	(13.0)	6.3	(7.5)	22.9	(4.0)
Marketing	%	(8.4)	(7.3)	(21.0)	(2.4)	(12.4)	(23.1)	(10.2)
Operating profit before exceptional items	%	(14.7)	10.2	(19.1)	12.9	33.7	32.8	(3.4)
Operating profit	%	(16.5)	28.5	(17.9)	13.3	33.1	32.8	(1.2)
Organic growth by region

		North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate	Diageo
Volume	%	(4.0)	(1.8)	(1.2)	(1.6)	7.7	—	(0.9)
Net sales	%	(6.8)	2.7	(11.1)	4.5	10.9	14.3	(2.8)
Marketing	%	(5.8)	(11.6)	(20.1)	(4.9)	(2.4)	—	(9.7)
Operating profit before exceptional items	%	(11.3)	9.1	(16.1)	9.7	23.0	27.6	(2.8)
The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.
See pages 32-42 for an explanation of the calculation and use of non-GAAP measures.

North America (36% net sales)
Further category pressure in tequila in a competitive and continued cautious consumer environment.

	F25 H1	Exchange	Acquisitions and disposals	Organic movement	F26 H1	Reported movement
Key financials	$ million	$ million	$ million	$ million	$ million	%
Net sales	4,095	(1)	(30)	(274)	3,790	(7.4)
Marketing	790	5	(27)	(44)	724	(8.4)
Operating profit before exceptional items	1,631	(56)	(2)	(181)	1,392	(14.7)
Exceptional operating items(1)	(14)				(42)
Operating profit	1,617				1,350

Markets:	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
Markets	%	%	%	%
North America(2)	(4.3)	(7.4)	(4.0)	(6.8)
US Spirits(2)	(8.3)	(10.9)	(6.8)	(9.3)
DBC USA(3)	5.6	7.3	5.5	7.3
Canada(2)	5.4	4.6	4.7	2.3
Key financials:
Reported net sales declined 7.4%, mainly driven by a decline in organic net sales and the impact of the Cîroc transaction which completed in fiscal 25. Organic net sales declined 6.8%, driven primarily by US Spirits partly offset by growth in Diageo Beer
Company USA (DBC USA) and Canada. Organic volume declined 4.0%, reflecting weakness in US Spirits, only partly offset by growth in Canada and DBC USA, while price/mix declined 2.8%.
Organic operating profit declined 11.3%, driven by volume weakness, negative mix and the impact of tariffs, partly mitigated by productivity savings. Marketing investment declined by 5.8% reflecting both efficiencies and also targeted investment decisions. Operating margin of 36.7%, reduced by 193bps organically.
US Spirits highlights:(4)
•Overall US Spirits net sales declined 9.3%, reflecting a 6.8% decline in volume and negative price/mix of 2.5% in an environment with increased competitive pressure and further category softness, particularly in tequila. Overall shipment growth was around 1 percentage point behind depletions growth, with some variation across brands. US
Spirits shipments declined ahead of depletions as distributors moderated orders in response to the softer consumer environment. Distributor inventory levels at the end of the first half of fiscal 26 remain appropriate for the current consumer environment and in line with historical levels.
•Tequila net sales declined 23.1%, driven by both Don Julio and Casamigos, reflecting a softer tequila category, increased competitive intensity, and lapping strong growth in the prior period. Don Julio net sales declined 20.9%, following double-digit growth in Don Julio Reposado and size extensions in the first half of fiscal 25. Don Julio depletions declined 9.8% with shipments growth below depletions reflecting reduced distributor inventories given the softer consumer environment. Don Julio lost share in the tequila category and in total spirits and we are focused on actions to improve performance. Casamigos net sales declined 30.9%, reflecting increased competition and also distributors reducing inventories to accommodate softer demand. Casamigos depletions declined 23.0%.
•Crown Royal whisky net sales declined 9.2%, primarily due to lapping strong consumer demand for Crown Royal
Blackberry in the first half of fiscal 25 and softness in Crown Royal Deluxe.
•Johnnie Walker net sales grew 4.4%, driven by premium variants led by Johnnie Walker Blue Label. The trademark gained share of the scotch category and held share of total spirits, supported by positive share performance across most variants.
•Vodka net sales declined 0.9%, driven by Smirnoff, down 2.5%, with continued pressure from the broader RTD category and overall category weakness. Ketel One grew 2.1% gaining category share and holding share of total spirits.
•Captain Morgan net sales declined 4.3%, reflecting continued rum category softness. The brand gained share in the rum category, supported by strength in core variants.

Rest of North America
•DBC USA net sales grew 7.3%, driven by double digit growth in Guinness, led by Guinness Draught. Smirnoff RTD grew mid-single-digit reflecting continued investment and innovations, including Smirnoff Sunny Days and Smirnoff
Shorties. Both brands gained category share.
•Canada net sales grew 2.3%, supported by growth in Guinness, partly offset by weakness in Smirnoff.
(1)For further details on exceptional operating items see pages 27 and F10-F11.
(2)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 38.
(3)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(4)Spirits brands and categories excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants, except where noted.

Europe (26% net sales)
Good performance in Türkiye and MENA, with continued strong Guinness momentum.

	F25 H1	Exchange	Reclassification (1)	Acquisitions and disposals	Organic movement	Hyperinflation (2)	F26 H1	Reported movement
Key financials	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	2,632	71	3	(15)	69	—	2,760	4.9
Marketing	482	20	—	—	(55)	—	447	(7.3)
Operating profit before exceptional items	797	17	1	(6)	70	(1)	878	10.2
Exceptional operating items(3)	(183)						(89)
Operating profit	614						789

Markets:	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
Markets	%	%	%	%
Europe(4)	(1.8)	4.9	(1.8)	2.7
Great Britain(4)	(5.1)	7.5	(5.6)	2.9
Central and Eastern Europe(4)	(9.4)	(10.1)	(5.0)	(7.6)
Ireland(4)	(1.7)	8.3	(1.8)	1.3
Türkiye(4)	9.5	5.4	9.3	26.2
DACH(4)	1.2	14.7	(3.7)	(1.8)
Iberia(4)	(13.5)	(4.4)	(9.7)	(9.8)
France(4)	10.7	20.5	(0.8)	0.2
Italy(4)	(8.6)	0.6	(3.6)	(4.0)
MENA	38.3	24.6	38.1	24.6
Key financials:
Reported net sales grew 4.9% driven by organic growth and favourable foreign exchange. Organic net sales increased 2.7%
with strong growth in Türkiye and MENA as well as continued Guinness momentum, partly offset by Central and Eastern
Europe and Iberia. Volume decline of 1.8% was offset by price/mix up 4.5%. Double-digit net sales growth in Guinness led by
Great Britain and Ireland, alongside growth across almost all other markets, was supported by sharpening our customer and consumer focus. Favourable price/mix in Guinness in Great Britain and Ireland, coupled with pricing adjustments in Türkiye in response to inflation helped overall price/mix.
Organic operating profit grew 9.1%, as the region invested to establish the new market structure while delivering cost efficiencies. Marketing investment declined 11.6%, reflecting disciplined prioritisation of spend, including targeted investment in Türkiye, MENA and Guinness to support growth in the region. Operating margin of 31.8%, increased 189bps organically.
Market highlights:
In fiscal 26, we introduced a new operating model for Diageo Europe. This change involved creating more markets to bring us closer to customers and consumers. New markets include: Central and Eastern Europe comprised of Benelux and Nordics,
Greece, Eastern Europe, and Poland; DACH comprised of Germany, Switzerland and Austria; Iberia, comprised of Spain and
Portugal, and Italy and France as standalone markets.
•Great Britain net sales grew 2.9%, driven primarily by double-digit growth in Guinness. This was partly offset by softness in spirits where net sales declined mid-single-digit. Guinness sustained strong growth, notably in the on-trade where it continued to drive positive share gain and significantly outperformed the category. Guinness 0.0 grew strong double-digit, reinforcing its position as the fastest growing and #1 non-alc beer in Great Britain(5).
•Central and Eastern Europe net sales declined 7.6%, driven by Eastern Europe where inventory was adjusted to reflect spirits category softness and a challenging consumer environment.
•Ireland net sales grew 1.3%, driven by the continued growth of Guinness. Guinness growth was supported by pricing, market share gains, the start of a partnership with Live Nation, and also strong contribution from Guinness 0.0. The market also delivered resilient market share gains in spirits and TBA in a declining environment, supported by strong in-market execution.

•Türkiye net sales grew 26.2%, driven by pricing actions in response to inflation and high-single-digit volume growth.
Raki delivered high single-digit volume growth, supported by increased focus and new pack designs. Johnnie Walker growth reflected double-digit volume and net sales growth in Johnnie Walker Red Label and Johnnie Walker Black
Label, supported by greater distribution and visibility.
•DACH net sales declined 1.8% as growth in Guinness and RTDs was more than offset by softness in spirits. Guinness grew double-digit and RTD growth was driven by Smirnoff Ice, supported by the brand relaunch, the successful introduction of new flavour innovations as well as a focus on accelerating availability and visibility across the market.
•France net sales grew 0.2%. Despite category challenges in the wider market, France gained market share of spirits in the on-trade as the distribution transition progressed positively. Guinness delivered strong double-digit growth, supported by the Guinness operating model change.
•MENA net sales grew 24.6%, driven primarily by Johnnie Walker, which saw strong momentum across the trademark with some benefit from phasing. Good growth in Johnnie Walker Black Label and Johnnie Walker Red Label was
supported by the continued successful launch of Johnnie Walker Black Ruby.
(1)Reclassification of 0.1 million EU between Europe and Africa.
(2)See pages F-12 and 35-37 for details on hyperinflation adjustments.
(3)For further details on exceptional items see pages 27 and F-10-F-11.
(4)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 38.
(5)RSV R12M Nielsen (27/12/2025)/CGA (27/12/2025).

Asia Pacific (18% net sales)
Very weak Chinese white spirits performance, offsetting strong growth in India.

	F25 H1	Exchange	Acquisitions and disposals	Organic movement	F26 H1	Reported movement
Key financials	$ million	$ million	$ million	$ million	$ million	%
Net sales	2,110	(43)	(3)	(229)	1,835	(13.0)
Marketing	348	(4)	—	(69)	275	(21.0)
Operating profit before exceptional items	645	(20)	(2)	(101)	522	(19.1)
Exceptional operating items(1)	(18)				(7)
Operating profit	627				515

	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
Markets	%	%	%	%
Asia Pacific(2)	(1.2)	(13.0)	(1.2)	(11.1)
India	1.5	3.6	1.5	8.7
Greater China(2)	(24.5)	(41.2)	(24.6)	(42.3)
Australia(2)	(7.2)	(3.7)	(6.7)	(1.9)
South East Asia(2)	(15.1)	(10.2)	(15.0)	(10.3)
North Asia(2)	(17.3)	(7.9)	(10.3)	(3.3)
Travel Retail Asia(2)	5.0	(1.6)	4.8	2.0
Key financials:
Reported net sales declined 13.0% due to organic net sales decline and unfavourable foreign exchange. Organic net sales declined 11.1%, primarily due to the decline in CWS, which was partly offset by high single-digit growth in India.
Organic operating profit declined 16.1%, driven by lower organic net sales and adverse market and category mix, reflecting weaker Chinese white spirits performance in Greater China and a stronger contribution from India. Marketing investment declined 20.1%, reflecting significantly reduced investment in CWS in response to the challenges in the category, partly offset by increased prioritised investment in India. Operating margin of 28.4%, decreased 172bps organically, largely reflecting the impact of CWS.
Market highlights:
•India net sales grew 8.7%, driven by broad-based growth in Prestige & Above segment supported by product, pack and flavour innovation and positive price/mix. Royal Challenge, Black & White, Signature and Smirnoff delivered double-digit growth, and the Johnnie Walker trademark grew high-single-digit. Don Julio and Godawan grew strongly in the emerging tequila and Indian single malt categories.
The recent excise policy changes in the state of Maharashtra, which increased duties and introduced state-made liquor adversely impacted performance of McDowell's.
•Greater China net sales declined 42.3%, due primarily to a 50.4% volume decline in CWS, as market policy changes impacted consumption occasions across the Chinese white spirits category. Against this category disruption, Shui Jing
Fang robustly managed costs and inventory levels. The negative impact of CWS on the region's net sales was c.11%, and c.2% on group net sales. Taiwan declined double-digit in a challenging consumer environment. Greater China was also impacted by shipment phasing due to the later timing of Chinese New Year.
•Australia net sales declined 1.9%, primarily reflecting a change in the Guinness route-to-market, partly offset by growth in Bundaberg and Johnnie Walker. Guinness delivered record on-trade market share, supported by British &
Irish Lions tour sponsorship and strong double-digit growth in distribution. Within RTDs, Bundaberg and the launch of Smirnoff Crush delivered growth and supported category share gains; however, this was more than offset by declines in Smirnoff Ice.
•South East Asia net sales declined 10.3% due to double-digit declines in Thailand and Vietnam. Vietnam continued to be impacted by route-to market transformation, while Thailand was affected by reduced tourism and local geopolitical challenges.
•North Asia net sales declined 3.3% with macroeconomic softness driving volume declines in Japan and South Korea.
•Travel Retail Asia net sales grew 2.0%, underlying channel performance showed sequential improvement. Don Julio delivered double-digit growth through strong distribution and activation.
(1)For further details on exceptional items see pages 27 and F-10-F-11.
(2)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 38.

Latin America and Caribbean (11% net sales)
Positive market and category mix offset volume decline, Brazil impacted by counterfeit alcohol incidents.

	F25 H1	Exchange	Acquisitions and disposals	Organic movement	Hyperinflation (1)	F26 H1	Reported movement
Key financials	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	1,050	—	3	47	16	1,116	6.3
Marketing	166	3	—	(8)	1	162	(2.4)
Operating profit before exceptional items	334	17	1	33	(8)	377	12.9
Exceptional operating items(2)	(2)					(1)
Operating profit	332					376

	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
Markets	%	%	%	%
Latin America and Caribbean(3)	(0.8)	6.3	(1.6)	4.5
Brazil(3)	(3.3)	12.0	(3.4)	6.5
Mexico(3)	4.0	8.4	3.9	1.6
CCAV(3)	3.5	(5.1)	1.1	2.8
Colombia(3)	14.2	24.8	15.9	16.9
South LAC(3)	(13.8)	(9.4)	(13.7)	(9.1)
Key financials:
Reported net sales grew 6.3%, driven by organic net sales growth and the impact of hyperinflation. Organic net sales grew
4.5%, supported by 6.1% price/mix growth driven by positive market and category mix. This was partly offset by a volume decline of 1.6%. Volume decline was largely driven by cachaça in Brazil and vodka in South LAC, with price/mix growth supported by market and category mix. We believe that inventory levels at the end of the first half of fiscal 26 remain at an appropriate level for the current consumer environment.
Organic operating profit increased 9.7% driven by positive mix, marketing spend efficiencies, and net movement in one-off other operating items. Marketing investment declined 4.9% with efficiencies related to the Accelerate programme and reduced investment in Brazil as a result of lower consumer demand following the counterfeit alcohol incidents, which was partly reinvested in RTDs. Operating margin of 33.8%, increased 163bps organically.
Market highlights:
In fiscal 26, the LAC market hierarchy has been changed to remove the combined market formerly known as Andean which comprised of Colombia and Venezuela. Colombia is now being reported and managed as a standalone market and Venezuela has been consolidated with the market formerly known as CCA into a new market, Caribbean Central America and Venezuela
(CCAV).
•Brazil net sales grew 6.5%, driven primarily by Smirnoff RTDs, Johnnie Walker and Tanqueray, partly offset by declines in Ypióca. Performance during the half was impacted by counterfeit alcohol incidents in the market, which particularly adversely impacted the on‑trade. Consumer confidence has been gradually recovering as the situation stabilises. Diageo led the industry response by working closely with law enforcement and other stakeholders to combat counterfeit activity, implementing targeted training initiatives and its work on introducing tamper‑proof packaging solutions. Within RTDs, Smirnoff delivered double‑digit growth, reflecting strong execution in the market.
•Mexico net sales grew 1.6% supported by volume growth of 3.9% partly offset by negative price/mix of 2.3%. Scotch was the primary contributor to volume growth, reflecting pricing actions taken to enhance the competitiveness of the portfolio.
•Caribbean, Central America and Venezuela (CCAV) net sales grew 2.8%, driven by favourable scotch and tequila performance.
•Colombia net sales grew 16.9% as strong execution supported double-digit growth across Buchanan's, Old Parr,
Smirnoff, Don Julio and Johnnie Walker.
•South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales declined 9.1%, driven by the challenging consumer environment.
(1)See pages F-12 and 35-37 for details on hyperinflation adjustments.
(2)For further details on exceptional items see pages 27 and F-10-F-11.
(3)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 38.

Africa (8% net sales)
Broad-based growth benefitting from route-to-market changes and innovation.

	F25 H1	Exchange	Reclassification (1)	Acquisitions and disposals	Organic movement	Hyperinflation (2)	F26 H1	Reported movement
Key financials	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	944	10	(3)	(156)	82	(4)	873	(7.5)
Marketing	97	(1)	—	(9)	(2)	—	85	(12.4)
Operating profit before exceptional items	166	38	(1)	(27)	38	8	222	33.7
Exceptional operating items(3)	—						(1)
Operating profit	166						221

Markets:	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
Markets	%	%	%	%
Africa(4)	5.5	(7.5)	7.7	10.9
East Africa(4)	8.3	11.2	8.3	9.4
SWC Africa(4)	28.6	(18.0)	6.7	14.6
Key financials:
Reported net sales declined 7.5% due to the disposal of operations in Nigeria, Ghana and Seychelles which offset strong organic growth and favourable exchange. Organic net sales grew 10.9%, with growth across all markets, most notably, double-
digit growth in South Africa, Tanzania and Uganda. Volume grew 7.7%, driven by growth in Kenya Cane, Smirnoff RTD and
Serengeti beer. Price/mix of 3.2% was driven by portfolio mix.
Organic operating profit grew 23.0%, reflecting positive pricing and market mix, productivity savings and marketing efficiencies. Marketing investment declined by 2.4%, reflecting reduced spend due to prioritisation alongside increased investment behind RTDs in South Africa. Operating margin of 25.4%, increased 240bps organically.
Market highlights:
•East Africa net sales grew 9.4% with double-digit growth in Uganda and Tanzania, and mid-single-digit growth in
Kenya. Performance was driven by strong growth in rum and beer. Local flavour innovation on Kenya Cane supported double-digit growth in spirits. Strong double-digit growth in Serengeti, White Cap and Pilsner drove the strong beer growth and was only partly offset by decline in Senator.
•SWC Africa (South, West and Central Africa) net sales grew 14.6% driven by strong double-digit growth in South
Africa. In South Africa growth was driven by exceptionally strong growth in RTDs, due to increased strategic focus, successful innovation including flavours, and strengthened execution as a result of the route‑to‑market transformation completed in fiscal 25.
(1)Reclassification of 0.1 million EU between Africa and Europe.
(2)See pages F-12 and 35-37 for details on hyperinflation adjustments.
(3)For further details on exceptional items see pages 27 and F-10-F-11.
(4)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 38.

Corporate
Net sales
Corporate net sales principally arise from visitor centres and the global licensing of Diageo brands and trademarks. Corporate net sales were $86 million in the six months ended 31 December 2025, an increase of $16 million compared to the six months ended 31 December 2024. Net sales were favourably impacted by an organic increase of $10 million and $6 million exchange rate movement benefit.
Operating profit
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocated to the geographical segments.
Operating costs were $134 million in the six months ended 31 December 2025, a decrease of $67 million compared to the six months ended 31 December 2024. The $67 million decrease in costs in the six months ended 31 December 2025 mainly originates from bonus accrual impact, decrease in IT costs and central Share Scheme costs of $48 million in total, further affected by favourable transactional exchange rate impact of $19 million.

Category and brand review
For the six months ended 31 December 2025
Key categories

	Organic volume movement(1) %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits(2)	(2)	(6)	(6)	76
Scotch	—	1	1	25
Tequila	(17)	(17)	(17)	11
Vodka(3)(4)	(4)	(3)	(6)	8
Canadian whisky	(7)	(8)	(8)	6
Liqueurs	(3)	(1)	2	6
Rum(4)	8	3	2	5
Gin(4)	(1)	(3)	(1)	4
IMFL whisky	(1)	4	—	4
US whiskey	(6)	(8)	(8)	2
Chinese white spirits	(50)	(56)	(55)	2
Beer	—	8	3	17
Ready to drink	43	17	13	4
Key brands(5)

	Organic volume movement(6) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	1	2	2
Guinness	7	11	11
Don Julio	(14)	(14)	(14)
Crown Royal	(7)	(8)	(8)
Baileys	(2)	(1)	2
Smirnoff	(4)	(3)	(2)
Captain Morgan	(1)	(3)	(1)
Buchanan's	11	13	11
McDowell's	(5)	(3)	(8)
Casamigos(7)	(26)	(27)	(27)
(1)Organic equals reported volume movement except for vodka (5)%, liqueurs (4)%, rum 6%, gin (2)%, beer 2% and ready to drink 28%.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Vodka includes Ketel One Botanical.
(4)Vodka, rum and gin include IMFL variants.
(5)Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(6)Organic equals reported volume movement, except for Guinness 16%.
(7)Casamigos trademark includes both tequila and mezcal.

Key financial information
Six months ended 31 December 2025
Summary financial information

	P6	2025	2024	Organic growth %	Reported growth %
Net sales	$ million	10,460	10,901	(2.8)	(4.0)
Cost of sales	$ million	(4,052)	(4,141)		(2.1)
Gross profit	$ million	6,408	6,760		(5.2)
Marketing	$ million	(1,703)	(1,896)	(9.7)	(10.2)
Other operating items	$ million	(1,449)	(1,492)
Operating profit before exceptional items	$ million	3,256	3,372	(2.8)	(3.4)
Exceptional operating items(1)	$ million	(140)	(217)
Operating profit	$ million	3,116	3,155		(1.2)
Non-operating exceptional items(1)	$ million	7	(54)
Net finance charges(1)	$ million	(433)	(442)
Share of after tax results of associates and joint ventures	$ million	103	115		(10.4)
Profit before taxation	$ million	2,793	2,774
Taxation	$ million	(683)	(699)
Profit for the year	$ million	2,110	2,075
Attributable to:
Equity shareholders of the parent company	$ million	1,995	1,935		3.1
Non-controlling interests	$ million	(115)	(140)
Basic earnings per share	cents	89.7	87.1		3.0
Basic earnings per share before exceptional items	cents	95.3	97.7		(2.5)
(1)For further details on exceptional items see pages 27 and F-10-F-11.
Net sales
Reported net sales for the half year were down 4.0% to $10,460 million (fiscal 25 H1: $10,901 million) due to the decline in organic net sales of $295 million (2.8)% and the negative impact of acquisitions and disposals of $201 million (1.8%), partly offset by favourable foreign exchange of $43 million (0.4%).
Organic net sales declined $295 million or 2.8%. Strong growth in Europe, LAC and Africa was more than offset by softer performance in North America, where US Spirits declined given weak consumer confidence and the adverse impact of CWS in
Asia Pacific. Organic volume declined 0.9%, a 7.7% increase in Africa was more than offset by declines across the other regions.
Price/mix declined 1.9%, reflecting adverse price/mix due to the weaker results in CWS and US Spirits performance, partly offset by positive price/mix in Africa, Europe and LAC.
Excluding CWS, organic net sales for the group would have been c.2% higher, with volume down c.0.5% and price/mix broadly flat.
Cost of sales
Cost of sales declined 2.1% on a reported basis at $4,052 million (fiscal 25 H1: $4,141 million), as productivity and the positive impact of foreign exchange more than offset the adverse impact from cost inflation and tariffs.
Marketing
Marketing investment declined by 10.2% on a reported basis to $1,703 million (fiscal 25 H1: $1,896 million), reflecting a reinvestment rate of 16.3% (fiscal 25 H1: 17.4%). On an organic basis, investment declined by 9.7%. Development (non-
working) share of costs reduced to 15.1% (fiscal 25 H1: 17.4%), largely driven by the continued rollout of our AI-enabled content tools, including the Virtual Content Studio, across more brands and markets. Efficiencies were realised across media and customer A&P through expanded use of smart tools, including AI-enabled direct media bidding and more targeted media placement, as well as greater global standardisation and rationalisation of physical assets, including point of sale materials.

Other operating items and exceptional operating items
Other operating items before exceptional items decreased by 2.9% to $1,449 million (fiscal 25 H1: $1,492 million), largely driven by lower indirect overhead spend.
Exceptional operating items decreased to $140 million (fiscal 25 H1: $217 million). Included within this total are charges for the
Accelerate programme that include the supply chain agility programme ($86 million), a one-off discretionary increase in pension benefits to pensioners in Ireland ($38 million) and ongoing litigation matters in Europe ($17 million).
Operating profit
Organic operating profit declined by 2.8%, with operating margin up 1bp organically. The organic operating profit decline was due primarily to a decline in gross profit that was only partly offset by lower marketing investment and overheads. Organic gross margin was down 136bps with the adverse impacts of negative mix, cost inflation and tariffs partly offset by cost of sales efficiencies. Reported operating profit declined 1.2% with organic operating profit decline and the impact of disposals partly offset by lower exceptional costs. Reported operating profit margin of 29.8% was up 85bps (fiscal 25 H1: 28.9%).
Non-operating exceptional items
In the six months ended 31 December 2025, exceptional non-operating items were a gain of $7 million a gain on the disposal of
Seychelles Breweries ($62 million), partly offset by a loss on the sale of Guinness Ghana Breweries PLC ($49 million) and charges in respect of the prospective sale of East African Breweries PLC and the Kenyan spirits business ($8 million).
Net finance charges
In the six months ended 31 December 2025 net finance costs were $433 million (fiscal 25 H1: $442 million), with the decrease driven by the capitalisation of borrowing costs on capital expenditure and the lower effective interest rate, partly offset by increased other finance charges.
Taxation
In the six months ended 31 December 2025 the income tax charge of $683 million (fiscal 25 H1: $699 million) represented an effective tax rate of 25.4% (fiscal 25 H1: 26.3%). The effective tax rate before exceptional items was 24.6% (fiscal 25 H1:
24.9%).
Share of after tax results of associates and joint ventures
Share of after tax results of associates and joint ventures declined by 10.4% to $103 million (fiscal 25 H1: $115 million), largely due to a lower Moët Hennessy contribution.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests was $115 million (fiscal 25 H1: $140 million), the decline driven mainly by Shui Jing
Fang.
Basic earnings per share (EPS)
Basic EPS before exceptional items declined 2.5% from 97.7 cents to 95.3 cents, primarily driven by lower organic operating profit and lapping the profit impact of disposed businesses, partly offset by a lower tax charge and lower profit attributable to non-
controlling interests. This was calculated using a weighted average number of shares in issue excluding own shares of 2,223 million (fiscal 25 H1: 2,221 million).
Net cash flow from operating activities and free cash flow
Net cash from operating activities was $2,123 million, a decrease of $202 million compared to the first half of fiscal 25. Free cash flow decreased by $164 million to $1,532 million.
Free cash flow decrease was driven by lower operating profit and adverse creditor movement year on year, partly offset by lower tax and interest payments.
Net capital expenditure was $591 million (fiscal 25 H1: $629 million) to support North America supply chain transformation, supply capacity expansion projects and furthering digital capability.
Net debt
As at 31 December 2025, the group's net debt was $21,672 million (fiscal 25 H1: $20,676 million and fiscal 25 FY: $21,854 million). The decrease compared to fiscal 25 FY was mainly due to free cash flow and net proceeds received from disposals more than offsetting dividends paid and other movements.

Key financials - certain line items
Six months ended 31 December 2025

	Reported 31 December 2024	Exceptional operating items (c)	Exchange (a)	Acquisitions and disposals (b)	Organic move- ment(1)	Hyper- inflation(1)	Reported 31 December 2025
Six months ended 31 December 2025	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	15,176	—	(54)	(237)	(44)	25	14,866
Excise duties	(4,275)	—	97	36	(251)	(13)	(4,406)
Net sales	10,901	—	43	(201)	(295)	12	10,460
Cost of sales	(4,163)	(1)	5	119	(29)	(6)	(4,075)
Gross profit	6,738	(1)	48	(82)	(324)	6	6,385
Marketing	(1,896)	—	(20)	36	178	(1)	(1,703)
Other operating items	(1,687)	78	(14)	10	53	(6)	(1,566)
Operating profit	3,155	77	14	(36)	(93)	(1)	3,116
Other line items:
Non-operating items	(54)						7
Taxation (d)	(699)						(683)
(1)For the definition of organic movement and hyperinflation, see pages 35-37.
(i) Reported figures in the table above have been extracted from the condensed consolidated income statement for the six months ended 31 December 2024 and 31 December 2025
(ii)  Acquisitions and disposals, organic movement and hyperinflation figures have been calculated at the prior period weighted average exchange rates

(a) Exchange
The impact of movements in exchange rates on reported figures for operating profit was principally due to the favourable exchange impact of the euro, partly offset by the unfavourable exchange impact of the sterling and the Turkish lira against the
US dollar.
The effect of movements in exchange rates on profit before exceptional items and taxation for the six months ended 31
December 2025 is set out in the table below.

		Gains/(losses)
		$ million
Translation impact		72
Transaction impact		(58)
Operating profit before exceptional items		14
Net finance charges – translation impact		26
Net finance charges – transaction impact		(36)
Net finance charges(1)		(10)
Associates – translation impact		8
Profit before exceptional items and taxation		12
(1) For more information about Finance income and charges please see page F-12.
	Six months ended 31 December 2025	Six months ended 31 December 2024
Exchange rates
Translation $1 =	£0.75	£0.78
Transaction $1 =	£0.76	£0.81
Translation $1 =	€0.86	€0.92
(b) Acquisitions and disposals
The acquisitions and disposals movement in the six months ended 31 December 2025 was primarily attributable to the disposals of Guinness Ghana Breweries PLC and Seychelles Breweries Limited, the new Cîroc contractual arrangement in North America and the disposal of Guinness Nigeria PLC. See pages 28, F-16-F-17 and 32-38 for further details.
(c) Exceptional items
In the six months ended 31 December 2025, exceptional operating items were a loss of $140 million (2024 – $217 million), mainly driven by charges in respect of the Accelerate programme that includes the supply chain agility programme ($86 million), a one-off discretionary increase in pension benefits to pensioners in Ireland ($38 million) and ongoing litigation matters in Europe ($17 million).
In the six months ended 31 December 2025, exceptional non-operating items were a gain of $7 million (2024 – a loss of $54 million), mainly driven by a gain on the disposal of Seychelles Breweries ($62 million), partly offset by a loss on the sale of
Guinness Ghana Breweries PLC ($49 million) and charges in respect of the prospective sale of East African Breweries PLC and the Kenyan spirits business ($8 million).
See pages F-10 - F-11 for further details.
(d) Taxation
For the six months ended 31 December 2025, income tax expense was recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period, in accordance with IAS 34 interim financial reporting.
The reported tax rate for the six months ended 31 December 2025 was 25.4%, compared with 26.3% for the six months ended
31 December 2024.
The tax rate before exceptional items for the six months ended 31 December 2025 was 24.6%, compared with 24.9% for the six months ended 31 December 2024.
We expect the tax rate before exceptional items for the year ending 30 June 2026 to be in the region of 25%.
See pages 41 and F-13 for further details.

Movements in net borrowings

	2025	2024
	$ million	$ million
Net borrowings at 30 June	(21,854)	(21,017)
Free cash flow (1)	1,532	1,696
Net movements in loans, other investments and other financial assets	(12)	(43)
Acquisitions (2)	(20)	(29)
Investment in associates	(29)	(47)
Sale of businesses and brands (3)	261	116
Net sale of own shares for share schemes	1	3
Net purchase of treasury shares in respect of subsidiaries	—	(4)
Dividend paid to non-controlling interests	(81)	(74)
Net movements in bonds (4)	(79)	948
Net movements in other borrowings (5)	93	(573)
Equity dividends paid	(1,401)	(1,399)
Net increase in cash and cash equivalents	265	594
Net increase in bonds and other borrowings	(14)	(375)
Exchange differences (6)	59	111
Other non-cash items (4)	(128)	11
Net borrowings at 31 December	(21,672)	(20,676)
(1) See page 39 for the analysis of free cash flow.
(2) In the six months ended 31 December 2025, acquisitions included deferred and contingent consideration paid in respect of prior year acquisitions. In the six months ended 31 December 2024, Diageo completed the acquisition of the remaining issued share capital of Ritual Beverage Company LLC (owner of Ritual Zero Proof non-alcoholic spirits brand), that it did not already own, and paid $23 million, net of cash acquired.
(3) In the six months ended 31 December 2025, sale of businesses and brands included the disposal of Diageo Operations Italy
S.p.A. for a net cash consideration, net of disposal costs, of $115 million, the disposal of Seychelles Breweries Limited for a net cash consideration, net of disposal costs, of $85 million and the disposal of Guinness Ghana Breweries PLC for a net cash consideration, net of disposal costs, of $67 million. In the six months ended 31 December 2024, sale of businesses and brands included the disposal of Guinness Nigeria PLC for a net cash consideration, net of disposal costs, of $55 million, the disposal of the Pampero brand for a net cash consideration, net of disposal costs, of $56 million and the disposal of the Safari brand for a net cash consideration, net of disposal costs, of $16 million.
(4) See page F-14 - F-15for the analysis of net movement in bonds and other non-cash items.
(5) In the six months ended 31 December 2025, the net movements in other borrowings principally arose from the $58 million repayment of lease liabilities. In the six months ended 31 December 2024, the net movements in other borrowings principally arose from the $479 million repayment of commercial papers and $49 million repayment of lease liabilities.
(6) In the six months ended 31 December 2025, exchange gains arising on net borrowings of $59 million were primarily driven by favourable exchange movement on sterling and euro denominated borrowings and on foreign currency swaps and forwards.
In the six months ended 31 December 2024, exchange gains arising on net borrowings of $111 million were primarily driven by favourable exchange movements on sterling and euro denominated borrowings and unfavourable movements on cash and cash equivalents and on foreign currency swaps and forwards.

Movements in equity

	2025	2024
	$ million	$ million
Equity at 30 June	13,178	12,070
Profit for the period	2,110	2,075
Exchange adjustments (1)	(146)	(387)
Remeasurement of post-employment benefit plans net of taxation	(79)	(128)
Change in non-controlling interests from disposal of business	(28)	11
Hyperinflation adjustments net of taxation (2)	111	132
Dividend declared to non-controlling interests	(58)	(52)
Equity dividend declared	(1,401)	(1,399)
Other reserve movements	7	83
Equity at 31 December	13,694	12,405
(1) Exchange movements in the six months ended 31 December 2025 primarily arose from exchange losses on sterling and
Indian rupee partly offset by exchange gains on Mexican peso. Exchange movements in the six months ended 31 December
2024 primarily arose from exchange losses on Mexican peso and sterling.
(2) See pages F-12 and 35-37 for details on hyperinflation adjustments.

LIQUIDITY AND CAPITAL RESOURCES
1. Sources and uses of liquidity
The primary source of the group’s liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and, together with the group’s current strong cash position, are expected to continue to fund future operating and capital needs. The group also issues short-term commercial paper and long-term debt instruments regularly in order to finance its day-to-day operations and any other cash outflow requirements.
The table below sets forth the group’s available undrawn committed bank facilities as at 31 December 2025.

31 December 2025
$ million
Expiring within one year	2,118
Expiring between one and two years	—
Expiring after two years	2,460
4,578
The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.
There are no financial covenants on the group’s material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.
The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times
(defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest charges). They are also subject to pari passu ranking and negative pledge covenants.
Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short- and long-term borrowings throughout the years presented.
Management believe that it has sufficient funding for its working capital requirements.
2. Analysis of cash flows
The table below sets forth the group’s cash flows as at 31 December 2025.

	Six months ended 31 December 2025	Six months ended 31 December 2024
	$ million	$ million
Net cash inflow from operating activities	2,123	2,325
Net cash outflow from investing activities	(391)	(632)
Net cash outflow from financing activities	(1,467)	(1,099)
Net increase in net cash and cash equivalents	265	594
Exchange differences	6	(68)
Reclassification to assets and liabilities held for sale	(265)	4
Net cash and cash equivalents at beginning of period	2,178	1,109
Net cash and cash equivalents at end of the period	2,184	1,639
Net cash inflow from operating activities in the six months ended 31 December 2025 was $2,123 million (2024 – $2,325 million), a decrease of $202 million compared to the first half of fiscal 25, primarily driven by lower operating profit and adverse creditor movement year on year which was partially offset by lower cash tax and interest payments.
Net cash outflow from investing activities in the six months ended 31 December 2025 was $391 million (2024 – $632 million), a decrease of $241 million compared to the first half of fiscal 25, primarily driven by an increase of $145 million in net consideration received in respect of sale of businesses and a favourable movement of $58 million in acquisitions, investment in associates, loans, other investments and other financial assets and an increase of $38 million in net cash expenditure for property, plant and equipment and computer software.

Net cash outflow from financing activities in the six months ended 31 December 2025 was $1,467 million (2024 – $1,099 million), an increase of $368 million compared to the first half of fiscal 25. This change was largely driven by a decrease of
$1,027 million net inflow in relation to decrease in bond issuances ($935 million) and increase in repayments ($92 million)
offset by net decrease in outflow in respect of other borrowings from $573 million outflow to $93 million inflow.
The operating, investing and financing activities described above resulted in an increase in net cash and cash equivalents of $6 million, from $2,178 million at 30 June 2025 to $2,184 million million at 31 December 2025 (2024 – increase of $530 million).
3. Analysis of borrowings
The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.
The group’s gross borrowings and net borrowings are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value.
The table below sets forth the group’s gross borrowings and net borrowings as at 31 December 2025.

	31 December 2025	30 June 2025
	$ million	$ million
Overdrafts	(25)	(22)
Other borrowings due within one year	(3,278)	(2,906)
Borrowings due within one year	(3,303)	(2,928)
Borrowings due between one and three years	(3,902)	(4,662)
Borrowings due between three and five years	(3,909)	(4,159)
Borrowings due after five years	(12,398)	(11,999)
Fair value of foreign currency forwards and swaps	492	557
Fair value of interest rate hedging instruments	(174)	(210)
Lease liabilities	(687)	(653)
Gross borrowings	(23,881)	(24,054)
Offset by:
Cash and cash equivalents	2,209	2,200
Net borrowings	(21,672)	(21,854)
The table below sets forth the percentage of the group’s gross borrowings and cash and cash equivalents by currency as at 31
December 2025.

	Total $ million	US dollar %	Sterling %	Euro %	Indian rupee %	Chinese yuan %	Other %
Gross borrowings	(23,881)	47%	22%	25%	—%	4%	2%
Cash and cash equivalents	2,209	62%	2%	1%	8%	7%	20%
Based on average monthly net borrowings and net interest charge, the effective interest rate for the six months ended 31
December 2025 was 4.0%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.
In the six months ended 31 December 2025, the group issued bonds of €1,000 million ($1,171 million – net of discount and fee)
consisting of €500 million ($585 million – net of discount and fee) 3.75% fixed rate notes due 2037, €500 million ($586 million
– net of discount and fee) 3.25% fixed rate notes due 2032 and repaid bonds of $750 million and $500 million. In the six months ended 31 December 2024, the group issued bonds of €1,900 million ($2,106 million – net of discount and fee)
consisting of €700 million ($780 million – net of discount and fee) 3.125% fixed rate notes due 2031, €700 million

($776 million – net of discount and fee) 3.375% fixed rate notes due 2035, €500 million ($550 million – net of discount and fee) 3.75% fixed rate notes due 2044 and repaid bonds of $600 million and €500 million ($558 million).
In the six months ended 31 December 2025, the net movements in other borrowings principally arose from the $58 million repayment of lease liabilities. In the six months ended 31 December 2024, the net movements in other borrowings principally arose from the $479 million repayment of commercial papers and $49 million repayment of lease liabilities.
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure.
Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-employment benefit liabilities) to adjusted EBITDA leverage of 2.5 – 3.0 times, this range for
Diageo being currently broadly consistent with an A-band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times.
The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 31 December
2025, the adjusted net borrowings of $22,085 million to adjusted EBITDA ratio was 3.4 times. For this calculation, net borrowings are adjusted by post-employment benefit liabilities before tax of $413 million whilst adjusted EBITDA of $6,497 million comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.
The group’s funding, liquidity and exposure to foreign currency, interest rate risks, financial credit risk and commodity price risk are conducted within a framework of board approved policies and guidelines. The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains some insurable risk where external insurance is not considered to be an economic means of mitigating this risk. Loan, trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are established as deemed appropriate for the customer.
The following bonds were issued and repaid:

	Six months ended 31 December 2025	Six months ended 31 December 2024
	$ million	$ million
Issued
€ denominated	1,171	2,106
Repaid
€ denominated	—	(558)
$ denominated	(1,250)	(600)
	(79)	948
4. Capital repayments
Authorisation was given by shareholders on 6 November 2025 to purchase a maximum of 222,565,850 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or 15 months from the passing of this resolution, if earlier.
DEFINITIONS AND RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES
Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.
It is not possible to reconcile the forecast tax rate before exceptional items, forecast free cash flow, forecast effective interest rate, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready-to-drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready-to-drink and certain pre-mixed products that are classified as ready-to-drink in nine-litre cases, divide by ten. As part of the move to an asset-
light beer operating model, calculation of volume for Guinness flavour extract and other concentrate sales has been amended to represent the equivalent finished goods volume. Comparatives for prior periods have been restated.
Organic movements
Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.
Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘Six months ended 31 December 2024 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.
(a) Exchange rates
Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.
(b) Acquisitions and disposals
For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.
(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.
Exceptional operating items are those that are unusual or non-recurring in nature, considered to be of a size that could distort performance and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-
employment plans.
Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other unusual non-recurring items, that are considered to be of a size that could distort performance and not in respect of the production,

marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.
Exceptional finance incomes/charges are those that are unusual or non-recurring in nature, considered to be of a size that could distort the performance and are part of the financing activity of the group.
Exceptional current and deferred tax items comprise unusual or non-recurring items, that are considered to be of a size that could distort performance. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.
(d) Fair value remeasurement
Fair value remeasurements in the organic movement calculation reflect an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.
Adjustment in respect of hyperinflation
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.
Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.
In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the six months ended 31 December 2025 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)
Six months ended 31 December 2024 reported(1)	25.4	27.6	41.1	12.5	16.4	—	123.0
Reclassification(2)	—	0.1	—	—	(0.1)	—	—
Disposals(3)	(0.3)	(0.1)	—	—	(2.1)	—	(2.5)
Six months ended 31 December 2024 adjusted	25.1	27.6	41.1	12.5	14.2	—	120.5
Organic movement	(1.0)	(0.5)	(0.5)	(0.2)	1.1	—	(1.1)
Acquisitions and disposals(3)	0.2	—	—	0.1	2.0	—	2.3
Six months ended 31 December 2025 reported	24.3	27.1	40.6	12.4	17.3	—	121.7
Organic movement %	(4)	(2)	(1)	(2)	8	—	(1)

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales
Six months ended 31 December 2024 reported	4,403	4,440	3,480	1,371	1,412	70	15,176
Exchange	(6)	(181)	(51)	(24)	(16)	—	(278)
Reclassification(2)	—	3	—	—	(3)	—	—
Disposals(3)	(50)	(22)	(6)	(3)	(196)	—	(277)
Hyperinflation	—	(48)	—	(2)	(5)	—	(55)
Six months ended 31 December 2024 adjusted	4,347	4,192	3,423	1,342	1,192	70	14,566
Organic movement	(198)	182	(244)	112	94	10	(44)
Acquisitions and disposals(3)	15	—	2	6	17	—	40
Exchange	4	233	(38)	(16)	35	6	224
Hyperinflation	—	51	—	29	—	—	80
Six months ended 31 December 2025 reported	4,168	4,658	3,143	1,473	1,338	86	14,866
Organic movement %	(5)	4	(7)	8	8	14	—

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales
Six months ended 31 December 2024 reported	4,095	2,632	2,110	1,050	944	70	10,901
Exchange	(5)	(77)	(35)	(12)	(13)	—	(142)
Reclassification(2)	—	3	—	—	(3)	—	—
Disposals(3)	(45)	(15)	(5)	(3)	(173)	—	(241)
Hyperinflation	—	(20)	—	(2)	(4)	—	(26)
Six months ended 31 December 2024 adjusted	4,045	2,523	2,070	1,033	751	70	10,492
Organic movement	(274)	69	(229)	47	82	10	(295)
Acquisitions and disposals(3)	15	—	2	6	17	—	40
Exchange	4	148	(8)	12	23	6	185
Hyperinflation	—	20	—	18	—	—	38
Six months ended 31 December 2025 reported	3,790	2,760	1,835	1,116	873	86	10,460
Organic movement %	(7)	3	(11)	5	11	14	(3)

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing
Six months ended 31 December 2024 reported	790	482	348	166	97	13	1,896
Exchange	2	(5)	(5)	(2)	(4)	(3)	(17)
Disposals(3)	(30)	—	—	—	(9)	—	(39)
Hyperinflation	—	(2)	—	—	—	—	(2)
Six months ended 31 December 2024 adjusted	762	475	343	164	84	10	1,838
Organic movement	(44)	(55)	(69)	(8)	(2)	—	(178)
Acquisitions and disposals(3)	3	—	—	—	—	—	3
Exchange	3	25	1	5	3	—	37
Hyperinflation	—	2	—	1	—	—	3
Six months ended 31 December 2025 reported	724	447	275	162	85	10	1,703
Organic movement %	(6)	(12)	(20)	(5)	(2)	—	(10)

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items
Six months ended 31 December 2024 reported	1,631	797	645	334	166	(201)	3,372
Exchange(4)	(40)	(44)	(15)	1	30	27	(41)
Reclassification(2)	—	1	—	—	(1)	—	—
Acquisitions and disposals(3)	9	(6)	(3)	(1)	(38)	—	(39)
Hyperinflation	—	23	—	5	8	—	36
Six months ended 31 December 2024 adjusted	1,600	771	627	339	165	(174)	3,328
Organic movement	(181)	70	(101)	33	38	48	(93)
Acquisitions and disposals(3)	(11)	—	1	2	11	—	3
Exchange(4)	(16)	61	(5)	16	8	(9)	55
Hyperinflation	—	(24)	—	(13)	—	—	(37)
Six months ended 31 December 2025 reported	1,392	878	522	377	222	(135)	3,256
Organic movement %	(11)	9	(16)	10	23	28	(3)
Organic operating margin %(5)
Six months ended 31 December 2025	37.6	32.4	28.6	34.4	24.4	n/a	31.7
Six months ended 31 December 2024	39.6	30.6	30.3	32.8	22.0	n/a	31.7
Organic operating margin movement (bps)	(193)	189	(172)	163	240	n/a	1
(1)Comparative volume for prior periods have been restated as part of the move to an asset-light beer operating model.
(2)Reclassification relates to the transfer of Reunion from Africa to Europe.
(3)Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the six months ended 31
December 2025, are detailed on page 38.
(4)The impact of movements in exchange rates on reported figures for operating profit was principally due to the favourable exchange impact of the euro, partly offset by the unfavourable exchange impact of the sterling and the Turkish lira against the US dollar.
(5)Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.
(i) For the reconciliation of sales to net sales, see page 26.
(ii) Percentages and margin movements are calculated on rounded figures.

In the six months ended 31 December 2025, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (3) on the previous page:

	Volume	Sales	Net sales	Marketing	Operating profit
	EU million	$ million	$ million	$ million	$ million
Six months ended 31 December 2024
Acquisitions
Ritual Beverage Company LLC	—	—	—	—	6
	—	—	—	—	6
Disposals
Guinness Nigeria PLC	(0.8)	(70)	(67)	(3)	(20)
Guinness Ghana Breweries Limited	(1.2)	(97)	(84)	(4)	(12)
Cîroc LLC	(0.3)	(50)	(45)	(30)	3
Seychelles Breweries Limited	(0.1)	(29)	(22)	(2)	(6)
Pampero brand	—	(11)	(8)	—	(3)
Cacique brand	(0.1)	(13)	(9)	—	(4)
UDL brand	—	(4)	(4)	—	(2)
Ruski brand	—	(2)	(1)	—	(1)
Safari brand	—	(1)	(1)	—	—
	(2.5)	(277)	(241)	(39)	(45)

Acquisitions and disposals	(2.5)	(277)	(241)	(39)	(39)

Six months ended 31 December 2025
Acquisitions
Ritual Beverage Company LLC	—	3	3	3	(9)
	—	3	3	3	(9)
Disposals
Guinness Nigeria PLC	1.0	4	4	—	2
Guinness Ghana Breweries Limited	1.0	13	13	—	9
Cîroc LLC	0.2	12	12	—	(2)
Pampero brand	0.1	3	3	—	1
Cacique brand	—	3	3	—	1
UDL brand	—	1	1	—	1
Ruski brand	—	1	1	—	—
	2.3	37	37	—	12

Acquisitions and disposals	2.3	40	40	3	3

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the six months ended 31 December 2025 and 31 December 2024 are set out in the table below:

	2025	2024
	$ million	$ million
Profit attributable to equity shareholders of the parent company	1,995	1,935
Exceptional operating and non-operating items	133	271
Exceptional tax items and tax in respect of exceptional operating and non-operating items and finance income	(11)	(32)
Exceptional items attributable to non-controlling interests	1	(4)
Profit attributable to equity shareholders of the parent company before exceptional items	2,118	2,170

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,223	2,221
Dilutive potential ordinary shares	8	7
Diluted shares in issue excluding own shares	2,231	2,228
	cents	cents
Basic earnings per share before exceptional items	95.3	97.7
Diluted earnings per share before exceptional items	94.9	97.4
Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and loans to associates and other investments that do not meet the definition of cash and cash equivalents.
The group’s management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the six months ended 31 December 2025 and 31 December 2024 are set out in the table below:

	2025	2024
	$ million	$ million
Net cash inflow from operating activities	2,123	2,325
Disposal of property, plant and equipment and computer software	14	3
Purchase of property, plant and equipment and computer software	(605)	(632)
Free cash flow	1,532	1,696

Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings (net borrowings plus post-
employment benefit liabilities before tax) to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA as at 31 December 2025 and 31 December 2024 are set out
in the table below:

	2025	2024
	$ million	$ million
Borrowings due within one year	3,303	2,496
Borrowings due after one year	20,209	19,224
Fair value of foreign currency derivatives and interest rate hedging instruments	(318)	(11)
Lease liabilities	687	623
Less: Cash and cash equivalents	(2,209)	(1,656)
Net borrowings	21,672	20,676
Post-employment benefit liabilities before tax	413	433
Adjusted net borrowings	22,085	21,109

Profit for the year	2,573	3,899
Taxation	983	1,256
Net finance charges	762	896
Depreciation, amortisation and impairment (excluding exceptional accelerated depreciation and impairment)	728	713
Exceptional accelerated depreciation and impairment	1,017	(242)
EBITDA(1)	6,063	6,522
Exceptional operating items (excluding accelerated depreciation and impairment)	275	210
Non-operating items	159	64
Adjusted EBITDA(1)	6,497	6,796
Adjusted net borrowings to adjusted EBITDA	3.4	3.1
(1) EBITDA and adjusted EBITDA are calculated based on the 12 months ended 31 December 2025 and 31 December 2024
1) EBITDA and adjusted EBITDA are calculated based on the last 12 month

Tax rate before exceptional items
In the year ended 30 June 2025, Diageo changed the definition of the reported tax rate and the tax rate before exceptional items to exclude the share of after-tax results of associates and joint ventures from profit before tax, as this represents post-tax profit, hence is considered as a non-essential factor of the calculation. The presentation of the tax rate after exceptional items and the tax rate before exceptional items for the six months ended 31 December 2024 has been aligned to this new definition.
Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude share of after-tax results of associates and joint ventures and the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the six months ended 31 December 2025 and
31 December 2024 are set out in the table below:

	2025	2024
	$ million	$ million
Taxation on profit (a)	683	699
Tax credit in respect of exceptional items	11	32
Tax before exceptional items (b)	694	731

Profit before taxation	2,793	2,774
Less: Share of after tax results of associates and joint ventures	(103)	(115)
Profit excluding share of after tax results of associates and joint ventures (c)	2,690	2,659
Exceptional non-operating items	(7)	54
Exceptional operating items	140	217
Profit before taxation and exceptional items excluding share of after tax results of associates and joint ventures (d)	2,823	2,930

Tax rate after exceptional items (a/c)	25.4%	26.3%
Tax rate before exceptional items (b/d)	24.6%	24.9%

Other definitions
Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.
Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.
Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.
Shipments comprise the volume of products sold to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.
References to emerging markets include Central and Eastern Europe (excluding Benelux, Greece and Nordics), Türkiye, Middle
East and North Africa (MENA), Latin America and Caribbean, Africa and Asia Pacific (excluding Australia, Korea and Japan).
References to ready-to-drink also include ready-to-serve products, such as pre-mixed cans in some markets.
References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Guinness 0.0 and Malta
Guinness. The results of Hop House 13 Lager are included in the Guinness figures.
There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market.
Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.
References to the group include Diageo plc and its consolidated subsidiaries.

INDEX TO THE UNAUDITED CONDENSED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024
The unaudited condensed consolidated financial information was approved by the Board of Directors on 24 February 2026.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2025	Six months ended 31 December 2024
	Notes	$ million	$ million
Sales	2	14,866	15,176
Excise duties		(4,406)	(4,275)
Net sales	2	10,460	10,901
Cost of sales		(4,075)	(4,163)
Gross profit		6,385	6,738
Marketing	2	(1,703)	(1,896)
Other operating items		(1,566)	(1,687)
Operating profit	2	3,116	3,155
Non-operating items	3	7	(54)
Finance income	4	201	220
Finance charges	4	(634)	(662)
Share of after tax results of associates and joint ventures	2	103	115
Profit before taxation		2,793	2,774
Taxation	5	(683)	(699)
Profit for the period		2,110	2,075
Attributable to:
Equity shareholders of the parent company		1,995	1,935
Non-controlling interests		115	140
		2,110	2,075
		million	million
Weighted average number of shares
Shares in issue excluding own shares		2,223	2,221
Dilutive potential ordinary shares		8	7
		2,231	2,228
		cents	cents
Basic earnings per share		89.7	87.1
Diluted earnings per share		89.4	86.9

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2025	Six months ended 31 December 2024
	$ million	$ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post-employment benefit plans
Group	(96)	(184)
Associates and joint ventures	—	4
Tax on post-employment benefit plans	17	52
	(79)	(128)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	(210)	(694)
Associates and joint ventures	(30)	(85)
Non-controlling interests	(24)	(15)
Net investment hedges	32	232
Exchange loss and hyperinflation adjustment recycled to the income statement
On disposal of foreign operations	86	175
Tax on exchange differences – group	(3)	17
Effective portion of changes in fair value of cash flow hedges
Hedging of foreign currency debt of the group	(40)	(16)
Transaction exposure hedging of the group	26	(86)
Hedges by associates and joint ventures	(3)	(11)
Commodity price risk hedging of the group	(17)	1
Recycled to income statement – hedging of foreign currency debt of the group	8	83
Recycled to income statement – transaction exposure hedging of the group	(33)	(18)
Recycled to income statement – commodity price risk hedging of the group	16	11
Cost of hedging	7	20
Recycled to income statement – cost of hedging	(5)	(11)
Tax on effective portion of changes in fair value of cash flow hedges	8	9
Hyperinflation adjustments	150	181
Tax on hyperinflation adjustments	(39)	(49)
	(71)	(256)
Other comprehensive loss net of tax, for the period	(150)	(384)
Profit for the period	2,110	2,075
Total comprehensive income for the period	1,960	1,691

Attributable to:
Equity shareholders of the parent company	1,869	1,565
Non-controlling interests	91	126
Total comprehensive income for the period	1,960	1,691

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2025		30 June 2025		31 December 2024
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Non-current assets
Intangible assets		14,694		14,776		14,764
Property, plant and equipment		9,246		9,528		8,533
Biological assets		211		176		173
Investments in associates and joint ventures		5,412		5,334		5,076
Other investments		42		39		102
Other receivables		42		38		37
Other financial assets		571		623		392
Deferred tax assets		138		150		131
Post-employment benefit assets		1,022		1,161		974
			31,378		31,825		30,182
Current assets
Inventories	6	10,556		10,658		9,699
Trade and other receivables		4,355		3,504		4,532
Assets held for sale	12	1,104		257		302
Corporate tax receivables	5	186		354		235
Other financial assets		484		524		340
Cash and cash equivalents	7	2,209		2,200		1,656
			18,894		17,497		16,764
Total assets			50,272		49,322		46,946
Current liabilities
Borrowings and bank overdrafts	7	(3,303)		(2,928)		(2,496)
Other financial liabilities		(281)		(278)		(470)
Trade and other payables		(7,035)		(6,952)		(7,094)
Liabilities held for sale	12	(693)		(193)		(81)
Corporate tax payables	5	(261)		(138)		(191)
Provisions		(203)		(223)		(139)
			(11,776)		(10,712)		(10,471)
Non-current liabilities
Borrowings	7	(20,209)		(20,820)		(19,224)
Other financial liabilities		(778)		(751)		(873)
Other payables		(181)		(192)		(285)
Provisions		(328)		(316)		(318)
Deferred tax liabilities		(2,893)		(2,944)		(2,937)
Post-employment benefit liabilities		(413)		(409)		(433)
			(24,802)		(25,432)		(24,070)
Total liabilities			(36,578)		(36,144)		(34,541)
Net assets			13,694		13,178		12,405

Equity
Share capital		887		887		887
Share premium		1,703		1,703		1,703
Other reserves		318		454		(464)
Retained earnings		8,693		8,046		8,158
Equity attributable to equity shareholders of the parent company			11,601		11,090		10,284
Non-controlling interests			2,093		2,088		2,121
Total equity			13,694		13,178		12,405

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent company shareholders $ million
	Share capital $ million	Share premium $ million	Other reserves $ million	Own shares $ million	Other retained earnings $ million	Total $ million		Non- controlling interests $ million	Total equity $ million
At 30 June 2024	887	1,703	(91)	(2,250)	9,783	7,533	10,032	2,038	12,070
Profit for the period	—	—	—	—	1,935	1,935	1,935	140	2,075
Other comprehensive (loss)/income	—	—	(373)	—	3	3	(370)	(14)	(384)
Total comprehensive (loss)/income for the period	—	—	(373)	—	1,938	1,938	1,565	126	1,691
Employee share schemes	—	—	—	19	3	22	22	—	22
Share-based incentive plans	—	—	—	—	33	33	33	—	33
Share-based incentive plans in respect of associates	—	—	—	—	2	2	2	—	2
Share-based payments and purchase of own shares in respect of subsidiaries	—	—	—	—	(3)	(3)	(3)	(2)	(5)
Change in non-controlling interests from disposal of business	—	—	—	—	—	—	—	11	11
Change in fair value of put option	—	—	—	—	11	11	11	—	11
Reversal of share buyback transaction cost	—	—	—	—	21	21	21	—	21
Dividends	—	—	—	—	(1,399)	(1,399)	(1,399)	(52)	(1,451)
At 31 December 2024	887	1,703	(464)	(2,231)	10,389	8,158	10,284	2,121	12,405

At 30 June 2025	887	1,703	454	(2,228)	10,274	8,046	11,090	2,088	13,178
Profit for the period	—	—	—	—	1,995	1,995	1,995	115	2,110
Other comprehensive (loss)/income	—	—	(136)	—	10	10	(126)	(24)	(150)
Total comprehensive (loss)/income for the period	—	—	(136)	—	2,005	2,005	1,869	91	1,960
Employee share schemes	—	—	—	16	6	22	22	—	22
Share-based incentive plans	—	—	—	—	27	27	27	—	27
Share-based incentive plans in respect of associates	—	—	—	—	3	3	3	—	3
Change in non-controlling interests from disposal of business	—	—	—	—	—	—	—	(28)	(28)
Change in fair value of put option	—	—	—	—	(9)	(9)	(9)	—	(9)
Dividends	—	—	—	—	(1,401)	(1,401)	(1,401)	(58)	(1,459)
At 31 December 2025	887	1,703	318	(2,212)	10,905	8,693	11,601	2,093	13,694

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2025		Six months ended 31 December 2024
	$ million	$ million	$ million	$ million
Cash flows from operating activities
Profit for the period	2,110		2,075
Taxation	683		699
Share of after tax results of associates and joint ventures	(103)		(115)
Net finance charges	433		442
Non-operating items	(7)		54
Operating profit		3,116		3,155
Increase in inventories	(98)		(175)
Increase in trade and other receivables	(1,036)		(1,181)
Increase in trade and other payables and provisions	332		942
Net increase in working capital		(802)		(414)
Depreciation, amortisation and impairment	416		389
Dividends received	7		5
Post-employment payments less amounts included in operating profit	51		5
Other items	10		75
		484		474
Cash generated from operations		2,798		3,215
Interest received	167		112
Interest paid	(477)		(496)
Taxation paid	(365)		(506)
		(675)		(890)
Net cash inflow from operating activities		2,123		2,325
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	14		3
Purchase of property, plant and equipment and computer software	(605)		(632)
Net movements in loans, other investments and other financial assets	(12)		(43)
Sale of businesses and brands	261		116
Acquisition of subsidiaries	(20)		(29)
Investments in associates and joint ventures	(29)		(47)
Net cash outflow from investing activities		(391)		(632)
Cash flows from financing activities
Net sale of own shares for share schemes	1		3
Net purchase of treasury shares in respect of subsidiaries	—		(4)
Dividends paid to non-controlling interests	(81)		(74)
Proceeds from bonds	1,171		2,106
Repayments of bonds	(1,250)		(1,158)
Cash inflow from other borrowings	245		77
Cash outflow from other borrowings	(152)		(650)
Equity dividends paid	(1,401)		(1,399)
Net cash outflow from financing activities		(1,467)		(1,099)
Net increase in net cash and cash equivalents		265		594
Exchange differences		6		(68)
Reclassification to assets and liabilities held for sale		(265)		4
Net cash and cash equivalents at beginning of the period		2,178		1,109
Net cash and cash equivalents at end of the period		2,184		1,639

Net cash and cash equivalents consist of:
Cash and cash equivalents		2,209		1,656
Bank overdrafts		(25)		(17)
		2,184		1,639

NOTES
1. Basis of preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with UK adopted
International Accounting Standard 34, ‘Interim Financial Reporting’, IAS 34 ‘Interim Financial Reporting’ as issued by the
International Accounting Standards Board (‘IASB’) and The Disclosure Guidance and Transparency Rules sourcebook of the
UK’s Financial Conduct Authority. These financial statements should be read in conjunction with the company’s published consolidated financial statements for the year ended 30 June 2025, which were prepared in accordance with IFRS® Accounting
Standards adopted by the UK and IFRS Accounting Standards issued by IASB, including interpretations issued by the IFRS
Interpretations Committee. IFRS Accounting Standards as adopted by the UK differs in certain respects from IFRS Accounting
Standards as issued by the IASB, but the differences have no impact on the group’s consolidated financial statements for the periods presented. The condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise.
In preparing these condensed consolidated interim financial statements, the significant judgements made by management when applying the group’s accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2025, with the exception of changes in estimates disclosed in note 3 Exceptional items and note 13 Contingent liabilities and legal proceedings. These condensed consolidated interim financial statements were approved for issue on 24 February 2026.
The financial statements for Diageo plc for the year ending 30 June 2026 will be prepared in accordance with IFRS Accounting
Standards as adopted by the UK and IFRS Accounting Standards as issued by the IASB, including interpretations issued by the
IFRS Interpretations Committee.
Going concern
Management prepared 18-month cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. After consideration of the principal risks, they were consistent with the severe but plausible scenarios from those used at last year end. Even under these scenarios, the group’s liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in its dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of approving the group's condensed consolidated interim financial statements.
Exchange rates
Weighted average exchange rates used in the translation of income statements were sterling – $1 = £0.75 (2024 – $1 = £0.78)
and euro – $1 =€0.86 (2024 – $1 = €0.92). Exchange rates used to translate assets and liabilities at the balance sheet date were sterling – $1 = £0.74(31 December 2024 – $1 = £0.80; 30 June 2025 – $1 = £0.73) and euro – $1 = €0.85 (31 December 2024 –
$1 = €0.96; 30 June 2025 – $1 = €0.85). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.
New accounting standards and interpretations
The following accounting standards and amendments to standards, issued by the IASB including those endorsed by the UK, were adopted by the group from 1 July 2025 with no material impact on the group’s consolidated results, financial position or disclosures:
•Amendments to IAS 21 – Lack of exchangeability
The following amendments issued by the IASB have been endorsed by the UK and have not yet been adopted by the group, which are not expected to have material impact on the group's consolidated results or financial position:
•Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
(effective from the year ending 30 June 2027)
•Amendments to IFRS 7 and IFRS 9 - Contracts Referencing Nature-dependent Electricity (effective from the year ending 30
June 2027)
Preparations for the implementation of IFRS 18 – Presentation and disclosure of financial statements, which will become effective in the consolidated group financial statements from the year ending 30 June 2028 – subject to UK endorsement – are in progress.
There are a number of other standards, amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

2. Segmental information
The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).
The Executive Committee considers the business principally from a geographical perspective based on the location of third-
party sales and the business analysis is presented by geographical segment. The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments.
Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.
The Executive Committee makes decisions based on the analysis of several financial data sets including organic and IFRS reported data. There has been a change in how the Executive Committee looks at performance given the foreign exchange volatility experienced, using actual foreign exchange rates for current and comparative periods which is consistent with IFRS reported results. Accordingly, the segmental analysis below is presented based on IFRS reported figures. Supply Chain and
Procurement (SC&P), which manufactures products for other group companies and includes the production sites in the United
Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement function, is considered a key intersegmental operation instead of a separate operating segment.
(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate and other	Total
Six months ended 31 December 2025	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	4,168	4,658	3,143	1,473	1,338	86	14,866
Net sales	3,790	2,760	1,835	1,116	873	86	10,460
Cost of sales	(1,344)	(1,056)	(789)	(403)	(446)	(14)	(4,052)
Marketing	(724)	(447)	(275)	(162)	(85)	(10)	(1,703)
Other operating items	(330)	(379)	(249)	(174)	(120)	(197)	(1,449)
Operating profit/(loss) before exceptional items	1,392	878	522	377	222	(135)	3,256
Exceptional operating items(1)							(140)
Operating profit/(loss)							3,116
Non-operating items							7
Net finance charges							(433)
Share of after tax results of associates and joint ventures							103
Profit before taxation							2,793

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate and other	Total
Six months ended 31 December 2024	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	4,403	4,440	3,480	1,371	1,412	70	15,176
Net sales	4,095	2,632	2,110	1,050	944	70	10,901
Cost of sales	(1,341)	(992)	(852)	(387)	(547)	(22)	(4,141)
Marketing	(790)	(482)	(348)	(166)	(97)	(13)	(1,896)
Other operating items	(333)	(361)	(265)	(163)	(134)	(236)	(1,492)
Operating profit/(loss) before exceptional items	1,631	797	645	334	166	(201)	3,372
Exceptional operating items(1)							(217)
Operating profit/(loss)							3,155
Non-operating items							(54)
Net finance charges							(442)
Share of after tax results of associates and joint ventures							115
Profit before taxation							2,774
(1) For definition and details of exceptional items, see pages F-10-F-11.
(i) The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(ii) Approximately 37% of calendar year net sales occurred in the last four months of 2025.
(b) Category and geographical analysis

	Category analysis					Geographical analysis
	Spirits $ million	Beer $ million	Ready to drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of world $ million	Total $ million
Six months ended 31 December 2025
Sales(1)	11,887	2,284	567	128	14,866	3,876	1,731	1,705	7,554	14,866
Six months ended 31 December 2024
Sales(1)	12,318	2,234	493	131	15,176	4,171	1,744	1,622	7,639	15,176
1) The geographical analysis of sales is based on the location of third-party sales.

3. Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. See pages 33-34 for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-
operating.

	Six months ended 31 December 2025	Six months ended 31 December 2024
	$ million	$ million
Exceptional operating items
Restructuring programmes (1)	(86)	(72)
Discretionary increase in pension benefits in Ireland (2)	(38)	—
Litigations in Europe (3)	(17)	—
Distill Ventures (4)	1	—
Distribution model change in France (5)	—	(145)
	(140)	(217)
Non-operating items
Sale of businesses and brands
Seychelles Breweries Limited (6)	62	—
Guinness Ghana Breweries PLC (7)	(49)	—
East African Breweries PLC and the Kenyan spirits business prospective sale (8)	(8)	—
Guinness Nigeria PLC (9)	2	(114)
Pampero brand (10)	(1)	53
Guinness Cameroun S.A. (11)	—	(8)
Safari brand (12)	—	15
Other (13)	1	—
	7	(54)

Exceptional items before taxation	(133)	(271)

Items included in taxation
Tax on exceptional operating items	18	44
Tax on exceptional non-operating items	(7)	(12)
	11	32

Total exceptional items	(122)	(239)
Attributable to:
Equity shareholders of the parent company	(123)	(235)
Non-controlling interests	1	(4)
Total exceptional items	(122)	(239)
(1) In the six months ended 31 December 2025, an exceptional charge of $86 million was accounted for in respect of the
Accelerate programme, that includes the supply chain agility programme (2024 – $72 million). The Accelerate programme was announced in May 2025 and is a three-year programme aiming to create a more agile global operating model with cash delivery, cost savings and deleveraging targets. Total implementation cost of the programme is expected to be up to $500 million over the three-year period, which will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge in respect of the restructuring programmes for the six months ended 31 December 2025 was primarily in respect of severance costs, accelerated depreciation and project costs.
Restructuring cash expenditure was $69 million in the six months ended 31 December 2025 (2024 – $13 million).
(2) In the six months ended 31 December 2025, Diageo agreed with the trustee of the Guinness Ireland Group Pension Scheme to provide a one-off discretionary increase in pension benefits to pensioners. The increase resulted in a charge of $38 million in past service costs and was accounted for as an exceptional operating item.

(3) In the six months ended 31 December 2025, $17 million was recorded as an exceptional operating item in respect of ongoing litigations in Europe, including costs and expenses associated therewith.
(4) In the six months ended 31 December 2025, an exceptional operating gain of $1 million was recognised related to Distill
Ventures on the reversal of impairment and other related charges previously presented in exceptional operating items in the year ended 30 June 2025.
(5) On 23 July 2024, Diageo announced the completion of the transformation of its distribution model in France as the company agreed with LVMH to exit from their joint operation and to terminate the existing distribution agreements for Diageo brands. In the six months ended 31 December 2024, an exceptional operating charge of $145 million was accounted for in respect of the transformation.
(6) On 1 July 2025, Diageo completed the sale of its 54.4% shareholding in Seychelles Breweries Limited to Phoenix
Beverages. The transaction resulted in a gain of $62 million in the six months ended 31 December 2025.
(7) On 3 July 2025, Diageo completed the sale of its 80.4% shareholding in Guinness Ghana Breweries PLC to Castel Group.
The transaction resulted in a loss of $49 million in the six months ended 31 December 2025.
(8) On 17 December 2025, Diageo announced the sale of its shareholding in East African Breweries PLC and its shareholding in the Kenyan spirits business, to Asahi Group Holdings, Ltd. and a non-operating charge of $8 million attributable to the prospective sale was recognised in the six months ended 31 December 2025.
(9) On 30 September 2024, Diageo completed the sale of its shareholding in Guinness Nigeria PLC to Tolaram. The transaction resulted in a loss of $114 million, including cumulative translation losses in the amount of $175 million recycled to the income statement in the six months ended 31 December 2024. In the six months ended 31 December 2025, a gain of $2 million directly attributable to the disposal has been accounted for.
(10) In the six months ended 31 December 2024, an exceptional gain of $53 million was recognised in respect of the disposal of the Pampero brand to Gruppo Montenegro. In the six months ended 31 December 2025, additional transaction costs of$1 million have been accounted for in related to the disposal.
(11) On 26 May 2023, Diageo completed the sale of its wholly owned subsidiary, Guinness Cameroun S.A., its brewery in
Cameroon, to Castel Group. In the six months ended 31 December 2024, $8 million charges directly attributable to the disposal were accounted for.
(12) In the six months ended 31 December 2024, an exceptional gain of $15 million was recorded in relation to the disposal of the Safari brand to Casa Redondo.
(13) Other exceptional non-operating items include gains and charges on items that were originally recognised as exceptional non-operating items in previous years. In the six months ended 31 December 2025, the net gain of $1 million in other exceptional non-operating items includes a gain of $5 million on the sale of investments in various Distill Ventures businesses and a gain of $3 million on the disposal of the UDL and Ruski RTD brands to Bickford's Australia Pty Ltd. on 1 October 2025, partly offset by a loss of $6 million on the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A. and a $1 million charge in respect of the sale of Windsor Global Co., Ltd.

4. Finance income and charges

	Six months ended 31 December 2025	Six months ended 31 December 2024
	$ million	$ million
Interest income	121	90
Fair value gain on financial instruments	42	78
Total interest income	163	168
Interest charge on bonds, commercial paper, bank loans and overdrafts	(418)	(369)
Interest charge on finance leases	(17)	(14)
Borrowing costs capitalised	28	—
Other interest charges	(121)	(160)
Fair value loss on financial instruments	(49)	(78)
Total interest charges	(577)	(621)
Net interest charges	(414)	(453)

Net finance income in respect of post-employment plans in surplus	27	21
Monetary gain on hyperinflation in various economies (a)	8	21
Interest income in respect of direct and indirect tax	3	4
Change in financial liability - Zacapa (Level 3)	—	6
Total other finance income	38	52
Net finance charge in respect of post-employment plans in deficit	(10)	(4)
Interest charge in respect of direct and indirect tax	(19)	(22)
Unwinding of discounts	(8)	(8)
Change in financial liability - Zacapa (Level 3)	(1)	—
Guarantee fees	(9)	(1)
Other finance charges	(10)	(6)
Total other finance charges	(57)	(41)
Net other finance (charges)/income	(19)	11
(a) Hyperinflationary adjustments
The group applied hyperinflationary accounting for its operations in Türkiye and Venezuela.
The group’s consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements are not restated. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income.
The movement in the publicly available official price index for the six months ended 31 December 2025 was 12% (2024 –
16%) in Türkiye. The inflation rate used by the group for Venezuela is based on data of various independent valuers, as no reliable officially published rate is available. Movement in the price index for the six months ended 31 December 2025 was
65% (2024 – 36%) in Venezuela.

5. Taxation
For the six months ended 31 December 2025, income tax expense was recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period, in accordance with IAS 34 interim financial reporting.
The reported tax rate for the six months ended 31 December 2025 was 25.4%, compared with 26.3% for the six months ended
31 December 2024.
The tax rate before exceptional items for the six months ended 31 December 2025 was 24.6%, compared with 24.9% for the six months ended 31 December 2024.
For the six months ended 31 December 2025, the tax charge of $683 million (2024 – $699 million) comprises a UK tax charge of $155 million (2024 – $100 million) and a foreign tax charge of $528 million (2024 – $599 million).
The tax charge of $683 million for the six months ended 31 December 2025 includes a net exceptional tax credit of $11 million.
This comprises an exceptional tax credit of $14 million in respect of the Accelerate programme, and a tax credit of $5 million in respect of a one-off discretionary increase in pension benefits for pensioners in Ireland. These items were partly offset by a
$7 million tax charge in respect of the sale of businesses and brands.
The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management’s judgements concerning the ultimate outcome of the tax audits. For the six months ended 31 December 2025, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $186 million (30 June 2025 – $354 million) and tax liability of $261 million (30 June 2025 – $138 million) include $202 million (30 June 2025 – $217 million) of provisions for tax uncertainties.
The Pillar Two rules implemented in the United Kingdom apply to Diageo from the financial year ended 30 June 2025. Diageo is continuously monitoring the implementation and development of the rules around the world. Diageo has applied the temporary exemption under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the rules.
A current tax expense of $5 million as a result of the Pillar Two rules has been included in the total tax charge for the six months ended 31 December 2025.
6. Inventories

	31 December 2025	30 June 2025	31 December 2024
	$ million	$ million	$ million
Raw materials and consumables	591	604	622
Work in progress	142	131	132
Maturing inventories	8,670	8,677	7,799
Finished goods and goods for resale	1,153	1,246	1,146
	10,556	10,658	9,699
7. Net borrowings

	31 December 2025	30 June 2025	31 December 2024
	$ million	$ million	$ million
Borrowings due within one year and bank overdrafts	(3,303)	(2,928)	(2,496)
Borrowings due after one year	(20,209)	(20,820)	(19,224)
Fair value of foreign currency forwards and swaps	492	557	309
Fair value of interest rate hedging instruments	(174)	(210)	(298)
Lease liabilities	(687)	(653)	(623)
	(23,881)	(24,054)	(22,332)
Cash and cash equivalents	2,209	2,200	1,656
	(21,672)	(21,854)	(20,676)

8. Reconciliation of movement in net borrowings

	Six months ended 31 December 2025	Six months ended 31 December 2024
	$ million	$ million
Net increase in cash and cash equivalents before exchange	265	594
Net increase in bonds and other borrowings	(14)	(375)
Net decrease in net borrowings from cash flows	251	219
Exchange differences on net borrowings	59	111
Other non-cash items(1)	(128)	11
Net borrowings at beginning of the period	(21,854)	(21,017)
Net borrowings at end of the period	(21,672)	(20,676)
(1)In the six months ended 31 December 2025, other non-cash items were principally in respect of leases entered into during the year, fair value losses on borrowings and cross currency interest rate hedging instruments offsetting by fair value gain on fair value interest rate hedging instruments.
In the six months ended 31 December 2025, the group issued bonds of €1,000 million ($1,171 million – net of discount and fee)
consisting of €500 million ($585 million – net of discount and fee) 3.75% fixed rate notes due 2037, €500 million ($586 million
– net of discount and fee) 3.25% fixed rate notes due 2032 and repaid bonds of $750 million and $500 million. In the six months ended 31 December 2024, the group issued bonds of €1,900 million ($2,106 million – net of discount and fee)
consisting of €700 million ($780 million – net of discount and fee) 3.125% fixed rate notes due 2031, €700 million
($776 million – net of discount and fee) 3.375% fixed rate notes due 2035, €500 million ($550 million – net of discount and fee) 3.75% fixed rate notes due 2044 and repaid bonds of $600 million and €500 million ($558 million).
All bonds and commercial paper issued by Diageo plc's wholly owned subsidiaries are fully and unconditionally guaranteed by
Diageo plc.
9. Financial instruments
Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations. The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the least observable input. Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala
(ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo.
The liability is fair valued using the discounted cash flow method and as at 31 December 2025, an amount of $111 million (30
June 2025 – $101 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 31 December 2025, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is the last day of the current financial year considering forecast future performance. The put option is not sensitive to reasonably possible changes in assumptions. If the option was to be exercised as at 30 June 2027, the fair value of the liability would increase by approximately $3 million.
Included in other financial liabilities, contingent considerations on acquisition of businesses represent the present value of payments up to $128 million (30 June 2025 – $137 million) which are expected to be paid over the next three years. Contingent considerations linked to certain volume targets at 31 December 2025 were $28 million (30 June 2025 – $35 million), mainly in respect of the Ritual Zero Proof and Mezcal Unión acquisitions. Contingent considerations linked to certain financial performance targets at 31 December 2025 were $90 million (30 June 2025 – $90 million), mainly in respect of the acquisition of Don Papa Rum. Contingent considerations are fair valued based on a discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately $30 million.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2025.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2025	30 June 2025	31 December 2024
	$ million	$ million	$ million
Derivative assets	681	733	469
Derivative liabilities	(261)	(275)	(540)
Valuation techniques based on observable market input (Level 2)	420	458	(71)
Financial assets - other	74	75	337
Financial liabilities - other	(229)	(226)	(419)
Valuation techniques based on unobservable market input (Level 3)	(155)	(151)	(82)
The decrease in financial assets - other of $1 million in the six months ended 31 December 2025 (2024 – the increase in financial assets - other of $4 million) was mainly attributable to investments impairments and foreign exchange movements, partly offset by acquisitions. The balance of financial assets - other is primarily made up of individually immaterial convertible loans and share options in associates.
The movements in level 3 liability instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	Six months ended 31 December 2025	Six months ended 31 December 2025	Six months ended 31 December 2024	Six months ended 31 December 2024
	$ million	$ million	$ million	$ million
At the beginning of the period	(101)	(125)	(198)	(245)
Net (losses)/gains included in the income statement	(1)	(2)	6	(2)
Net (losses)/gains included in exchange in other comprehensive income	—	(1)	—	3
Net (losses)/gains included in retained earnings	(9)	—	11	—
Settlement of liabilities	—	10	1	5
At the end of the period	(111)	(118)	(180)	(239)
The carrying amount of the group’s financial assets and liabilities is generally the same as their fair value apart from borrowings. At 31 December 2025, the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was $23,142 million and the carrying value was $23,512 million (30 June 2025 – $23,197 million and $23,748 million, respectively).
10. Dividends and other reserves

	Six months ended 31 December 2025	Six months ended 31 December 2024
Amounts recognised as distributions to equity shareholders	$ million	$ million
Final dividend for the year ended 30 June 2025 of 62.98 cents per share (2024 - 62.98 cents)	1,401	1,399
An interim dividend of 20 cents per share (2024 – 40.50 cents) was approved by the Board of Directors on 24 February 2026.
As the approval was after the balance sheet date, it was not included as a liability.
Other reserves surplus of $318 million at 31 December 2025 (2024 – $464 million deficit) include a capital redemption reserve of $4,082 million (2024 – $4,082 million), a hedging reserve surplus of $185 million (2024 – $121 million) and an exchange reserve deficit of $3,949 million (2024 – $4,667 million). Out of the total hedging reserve, a surplus of $2 million (2024 –
$9 million) represents the cost of hedging arising from cross currency interest rate swaps in net investment hedges.

11. Sale of businesses and brands
Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the six months ended 31
December 2025 were as follows:

	Diageo Operations Italy S.p.A. $ million	Other $ million	Total $ million
Sale consideration
Cash received	117	173	290
Transaction and other directly attributable costs paid	(2)	(27)	(29)
Net cash received	115	146	261
Deferred consideration receivable	3	—	3
Transaction costs payable and other directly attributable items	26	9	35
	144	155	299
Net assets disposed of
Assets and liabilities held for sale	(144)	(96)	(240)
Inventories	—	1	1
	(144)	(95)	(239)
Less non-controlling interest	—	28	28
Hyperinflationary adjustment recycled from other comprehensive income	—	22	22
Exchange recycled from other comprehensive income	(6)	(102)	(108)
(Loss)/gain on disposal before taxation	(6)	8	2
Taxation	—	(7)	(7)
(Loss)/gain on disposal after taxation	(6)	1	(5)
Cash consideration received or paid in respect of the disposal of businesses and brands in the six months ended 31 December
2025 were as follows:

	Diageo Operations Italy S.p.A. $ million	Other $ million	Total $ million
Net cash received as included in net cashflow from investing activities	115	146	261
Cash included in disposed assets and liabilities held for sale	(127)	(14)	(141)
Net cash flow from sale of businesses and brands	(12)	132	120
On 30 September 2025, Diageo completed the sale of Diageo Operations Italy S.p.A., its manufacturing site in Italy to
NewPrinces S.p.A.. The aggregate consideration for the disposal was $120 million, the disposed net assets of $144 million mainly included cash and cash equivalents. In the six months ended 31 December 2025, the transaction resulted in a non-
operating exceptional loss of $6 million, including cumulative translation losses in the amount of $6 million recycled to the income statement.
On 3 July 2025, Diageo completed the sale of Guinness Ghana Breweries PLC, its brewery in Ghana, to the Castel Group. The aggregate consideration for the disposal was $81 million, the disposed net assets of $64 million mainly included property, plant and equipment and trade and other payables. In the six months ended 31 December 2025, the transaction resulted in a non-
operating exceptional loss before tax of $49 million, including cumulative translation losses of $94 million and hyperinflationary adjustment gain of $22 million recycled to the income statement.
On 1 July 2025, Diageo completed the sale of its shareholding in Seychelles Breweries Limited to Phoenix Beverages Limited.
On completion, Phoenix Beverages Limited have taken majority control of Seychelles Breweries Limited. The aggregate consideration for the disposal was $89 million, the disposed net assets of $32 million mainly included property, plant and equipment. In the six months ended 31 December 2025, the transaction resulted in a non-operating exceptional gain of
$62 million, including cumulative translation losses of $8 million recycled to the income statement.

12. Assets and liabilities held for sale

	31 December 2025	30 June 2025	31 December 2024
	$ million	$ million	$ million
Intangible assets	43	1	86
Property, plant and equipment	611	146	137
Inventories	112	50	26
Trade and other receivables	168	40	20
Corporate tax receivables	31	2	3
Cash	139	18	30
Assets held for sale	1,104	257	302
Trade and other payables	(311)	(137)	(61)
Provisions	(13)	—	—
Deferred tax liabilities	(63)	(40)	(20)
Bank overdrafts	(1)	(4)	—
Loans and leases	(305)	(5)	—
Post-employment benefit liabilities	—	(7)	—
Liabilities held for sale	(693)	(193)	(81)
Total	411	64	221
On 17 December 2025, Diageo announced the sale of its shareholding in East African Breweries PLC and its shareholding in the Kenyan spirits business to Asahi Group Holdings, Ltd. The sale was considered to be highly probable on 31 December
2025. Subject to regulatory approvals, completion is expected in the second half of calendar year 2026. Consequently, the impacted assets and liabilities were classified as held for sale on 31 December 2025 and measured at cost as the lower of cost and fair value less cost of disposal. On 31 December 2025, cumulative translation losses recognised in exchange reserves were
$79 million, which will be recycled to the income statement at the completion of the transaction.
In the six months ended 31 December 2025, Diageo completed a number of sale of businesses, previously classified as assets and liabilities held for sale, comprising: (i) the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A., announced on 24 June 2025, (ii) the sale of Diageo’s shareholding in Seychelles Breweries
Limited, its brewery in Seychelles, to Phoenix Beverages Limited, announced on 2 April 2025, and (iii) the sale of Diageo’s shareholding in Guinness Ghana Breweries PLC, its brewery in Ghana, to Castel Group, announced on 28 January 2025.
On 23 January 2025, Diageo completed the sale of Cacique brand to Bardinet S.A. Consequently, the Cacique brand was classified as asset held for sale on 31 December 2024.

13. Contingent liabilities and legal proceedings
(a) Guarantees and related matters
As of 31 December 2025, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.
(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited
(UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from
UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day
(the Original USL Transaction). Following a series of further transactions, as of 31 December 2025, Diageo has a 55.88%
investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share
Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal.
However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave
Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.
Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.
In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by
UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the
Supreme Court of India.
Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for
Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL’s articles of association to nominate USL’s CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL’s subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL’s directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.
There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.
(c) Continuing matters relating to Dr Vijay Mallya and affiliates
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chair of USL and from his positions in USL’s subsidiaries.
Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million to Dr Mallya over a five-year period of which $40 million was paid on the signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million a year over five years (2017-2021). All payments were subject to and conditional on Dr
Mallya’s compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).
On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and
Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021.
In addition, Diageo has also demanded that Dr Mallya repay the $40 million paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.
On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of
Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental
Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.
As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL’s remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United
Kingdom and in other jurisdictions where they are present or hold assets, including actively taking steps to retain the right to enforcement against Watson in Mauritius.
A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr
Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Dr Mallya’s appeal against his bankruptcy was dismissed in April 2025 and it is understood that an application by Dr
Mallya to annul his bankruptcy has subsequently been discontinued. The trial of Diageo’s claim has been deferred and is currently awaiting rescheduling.
At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.
Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parties identified pursuant to the Additional Inquiry.
Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.
(d) Other matters in relation to USL
In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original
USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders
(representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction.
Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any
USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and
Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo’s appeal on 26 July 2023. Accordingly, SEBI’s order dated 26 June 2019 stands quashed at present. While SEBI has filed an appeal against SAT’s order before the Supreme Court of India, the next date for a substantive hearing is yet to be fixed. There can be no certainty as to the outcome or the timeframe within which such appeal will be concluded.
(e) USL’s dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan taken through IDBI Bank
Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31

March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High
Court of Karnataka (the High Court) challenging the bank’s actions.
Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million ($5 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by
USL before the High Court.
On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million ($5 million) remains recoverable from IDBI.
(f) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where it operates to ensure that the group manages its arrangements on a sustainable basis.
The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as part of tax assessments) may result in losses to the group. Where the potential tax exposures are known to us and may lead to a possible material outflow, the group assesses the disclosure of such matters as contingent liabilities, taking into account both assessed and unassessed amounts (if any), their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.
Diageo has a large number of ongoing tax cases in Brazil and India, for which contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately $951 million for Brazil and up to approximately $89 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude.
Based on its current assessment, Diageo believes that no provision is required in respect of these issues.
Payments were made under protest in India in respect of the periods 1 April 2006 to 31 July 2025 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 31 December 2025 is $115 million (corporate tax payments of $103 million and indirect tax payments of $12 million).
(g) Other
The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions
The group’s significant related parties are its associates, joint ventures, key management personnel and post-employment benefit plans.
There were no transactions with these related parties during the six months ended 31 December 2025 on terms other than those that prevail in arm’s length transactions.
15. Post balance sheet events
In a ruling dated 20 February 2026, the United States Supreme Court declared the import tariffs imposed by the US government under the International Emergency Economic Powers Act unlawful. Diageo is closely monitoring ongoing developments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

/s/ Nik Jhangiani
Name: Nik Jhangiani
Title: Chief Financial Officer

25 February 2026